UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16

under the Securities and Exchange Act of 1934

August 1, 2019

Commission File Number:  001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Company”) to its shareholders, as of August 1, 2019.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form S-8 Registration Statements File Nos. 333-223678 and 333-219440 and Form F-3 Registration Statement File No. 333-232691, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1 Exhibit 101	British American Tobacco p.l.c. Half-Year Report to 30 June 2019 Interactive Data Files (formatted in XBRL (Extensible Business Reporting Language) and furnished electronically)

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Paul McCrory
Name:	Paul McCrory
Title:	Company Secretary

Date:  August 1, 2019

2

1 August 2019

BRITISH AMERICAN TOBACCO p.l.c.

HALF-YEAR REPORT TO 30 JUNE 2019

STRONG H1 RESULTS: ON TRACK FOR A GOOD YEAR

KEY FINANCIALS	2019		Change vs 2018
	Current	Constant	Current	Constant
	rates	rates	Rates	rates
Revenue	£12,170m		+4.6%
Profit from operations	£4,380m		-1.3%
Basic earnings per share	123.2p		+4.6%
Diluted earnings per share	122.8p		+4.6%
Net cash generated from operating activities	£2,288m		-41%
Borrowings	£50,292m		+3.7%

Non GAAP:
Adjusted revenue	£12,139m	£12,004m	+5.3%	+4.1%
Adjusted profit from operations	£5,209m	£5,103m	+8.1%	+5.9%
Adjusted diluted EPS	149.3p	146.9p	+8.8%	+7.1%
Adjusted net debt	£45,532m		+1.8%

The use of non-GAAP measures, including adjusting items and constant currencies, are further discussed on pages 78 to 82, with reconciliations from the most comparable IFRS measure provided.

KEY PERFORMANCE INDICATORS - SUMMARY

•	Total cigarette and THP volume declined in line with the industry*, down 3.5% to 336 billion sticks. In the key markets, value share[1] increased 10 bps while volume share[2] was in line with 2018;
•	Strategic Cigarette and THP increased volume share by 60 bps driven by the continued growth of Rothmans and success of Neo, with Strategic Cigarette and THP volume down only 0.5%;
•

Revenue increased 4.6% to £12,170 million, as good price/mix (totalling 7%) across the cigarette portfolio, as well as growth in revenue from New Categories and Traditional Oral, more than offset lower cigarette volume. The foreign exchange impact was a tailwind of 1.2% on our reported results. On a constant currency basis and excluding the impact of excise on bought-in goods, adjusted revenue^ increased by 4.1%;

•	Revenue from the Strategic Portfolio (defined on page 80) was up 8.7%, or 6.6% on an adjusted constant rate basis, with the growth driven (at constant rates) by:
▪	5.2% growth in revenue from the strategic combustible brands;
▪	27% increase in revenue from New Categories to £531 million, with volume growth across all categories:
•	THP revenue up 4% to £301 million, with consumable volume up 17% to 3.9 billion sticks, driven by Japan, South Korea and Russia;
•	Vapour revenue up 58% to £183 million, with consumables volume increasing 32% to 102 million units, with volume higher across ENA and Canada; and
•	Modern oral revenue up 284% to £47 million, with volume 179% higher (to 412 million pouches) driven by Scandinavia and Russia; and
▪	10% increase in revenue from traditional oral to £463 million with volume in line with 2018;
•

Profit from operations was down 1.3%, as the strong operational performance, which included a translational foreign exchange tailwind of 2.2%, was more than offset by the £436 million charge recognised in Canada related to the Quebec Class Action. Consequently, operating margin declined 210 bps;

•

Adjusted profit from operations grew 5.9% at constant rates of exchange as the adjusted revenue growth and continued drive for efficiency gains (including the product rationalisation to remove complexity) more than offset the increased investment in New Categories that reflects the Group’s continued development of these categories;

•

Adjusted operating margin, at current rates, was 110 bps higher than the same period in 2018 at 42.9%, as the investment in the development and roll out of New Categories was more than offset by pricing and cost control;

•

Net cash generated from operating activities fell by 41% to £2,288 million, with cash conversion of 52% (compared to 87% in the same period last year) due to the timing of payments related to the master settlement agreement (MSA) in prior periods described on page 36, and working capital movements;

•

Borrowings increased to £50,292 million (30 June 2018: £48,512 million, 31 December 2018: £47,509 million), driven by the timing of cash generation, working capital movements and the recognition of lease liabilities under IFRS 16 (£607 million);

•

Basic earnings per share increased 4.6%, with diluted earnings per share 4.6% higher, as a reduction in the effective tax rate from 30.1% to 25.1% and an improved performance from the Group’s main associate in India (ITC) more than offset the lower profit from operations explained above; and

•

Adjusted diluted earnings per share at constant rates of exchange rose 7.1%, as the Group’s growth in adjusted profit from operations, an improved performance from ITC and a decrease in the underlying effective tax rate from 26.9% to 26.6% more than offset a £55 million increase in adjusted net finance costs.

The next quarterly dividend payment of 50.75p per share will be paid in August 2019, as part of the previously announced dividend of 203.0p per share which is payable in four equal instalments.

1 – Value share represents customer sales price earned as a proportion of the industry total customer sales price. 2 - Key Market offtake volume share, as independently measured by retail audit agencies (including Nielsen), shipment share estimates, and share of retail for the US business, based upon latest available validated data. The Group’s Key Markets represent over 80% of the Group’s cigarette volume.

^ Adjusted revenue excludes excise on bought-in goods, acquired and sold under short-term contract manufacturing agreements which distort revenue and operating margin in a temporary basis. Such adjustment only applies to revenue related to certain non-strategic combustible volume in ENA. * Source: Internal estimates

Definition of key terms

Adjusting items and constant currency measures

To provide a more comprehensive understanding of the performance of the Group, this announcement also presents the adjusted performance of the Group, at current and constant translational rates of exchange. This excludes the adjusting items explained on pages 31 to 35.

Adjusting items within this report represent certain items of income and expense which the Group considers distinctive based upon their size, nature or incidence. In addition, certain adjusting items within this report represent the potentially distorting impact of foreign exchange on certain of the Group’s results. As explained on page 78, the Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.

Cigarettes

The term cigarette principally refers to factory made cigarettes (FMC) and includes products that have similar characteristics and are manufactured in the same manner, but due to specific features may not be recognised as cigarettes for regulatory, duty or similar reasons.

Strategic Portfolio

Adjusted Revenue Growth of the Strategic Portfolio is a management measure, included within the Group’s short-term incentive scheme.

The Strategic Portfolio is comprised of:

•	Strategic Combustibles; and
•	Potentially Reduced-Risk Products (excluding certain immaterial Traditional Oral products).

Strategic Combustibles

Strategic Combustibles comprise the Strategic Cigarette and OTP (defined below) brands Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Camel (US) and Natural American Spirit (US).

Potentially Reduced-Risk Products (PRRP)

PRRPs include:

•	Tobacco Heating Products (THP) including glo, Neo sticks and our hybrid products;
•	Vapour products including Vype, Vuse (including Alto and Vibe), Ten Motives (including CIRRO) and ViP;
•	Modern Oral including all white modern oral brands of EPOK, Lyft and Velo; and
•	Traditional Oral including moist oral tobacco brands of Grizzly and Kodiak, and the traditional snus products (including Camel snus, Lundgrens and Granit).

Based on the available science, PRRPs have been shown to be reduced-risk; are likely to be reduced-risk; or may have the potential to be reduced-risk, in each case if switched to exclusively as compared to continuing to smoke cigarettes.*

New Categories comprises THP, Vapour and Modern Oral.

Other tobacco products (OTP) comprises largely the sales of roll your own (RYO), make your own (MYO), pipe and cigarillos.

*Our vapour product Vuse, and oral products Grizzly, Camel Snus, Kodiak and Velo, which are only sold in the US, are subject to the Food and Drug Administration (FDA) regulation and no reduced-risk claims will be made as to these products without agency clearance.

PERFORMANCE IN NUMBERS
Six-months ended 30 June 2019

	Reported			Adjusted[4]	Adjusted[4] at CC5
	2019	Vs 2018	2019	Vs 2018	2019	Vs 2018
Cigarettes and THP Volume (bn sticks)
Cigarettes	332.1	-3.7%
Strategic Cigarettes	211.3	-0.8%
Other	120.8	-8.5%
THP	3.9	+17.2%
	336.0	-3.5%
By region:
US	36.2	-6.0%
APME	113.3	-2.3%
AMSSA	74.4	-3.5%
ENA	112.1	-4.0%
Total	336.0	-3.5%

Other volume
Traditional Oral - bn sticks equivalent	4.3	+0.2%
Modern Oral - mn pouches	412	+179%
Vapour - mn pods/10ml units	102	+32%
OTP - (incl RYO and MYO) - bn sticks equivalent	10.0	-6.4%

Revenue (£m):
US	4,989	+10.2%	4,989	+10.2%	4,690	+3.7%
APME	2,405	+0.9%	2,405	+0.9%	2,421	+1.6%
AMSSA	2,015	+3.3%	2,015	+3.3%	2,098	+7.5%
ENA	2,761	-0.5%	2,730	+2.1%	2,795	+4.6%
Total	12,170	+4.6%	12,139	+5.3%	12,004	+4.1%

Revenue from:
Strategic Combustibles	7,796	+7.0%	7,796	+7.0%	7,667	+5.2%
New Categories	548	+31.3%	548	+31.3%	531	+27.3%
Vapour	189	+62.5%	189	+62.5%	183	+57.9%
THP	313	+8.5%	313	+8.5%	301	+4.0%
Modern Oral	46	+274%	46	+274%	47	+284%
Traditional Oral	491	+16.4%	491	+16.4%	463	+9.8%
PRRP	1,039	+23.8%	1,039	+23.8%	994	+18.5%
Strategic Portfolio	8,835	+8.7%	8,835	+8.7%	8,661	+6.6%
Other	3,335	-5.0%	3,304	-3.0%	3,343	-1.9%
Total Revenue	12,170	+4.6%	12,139	+5.3%	12,004	+4.1%

Profit from operations (£m):
US	2,249	+19.9%	2,483	+18.9%	2,323	+11.2%
APME	940	+2.1%	970	+2.1%	995	+4.6%
AMSSA	328	-58.8%	816	-1.5%	835	+0.8%
ENA	863	+1.9%	940	-1.1%	950	+0.1%
Total	4,380	-1.3%	5,209	+8.1%	5,103	+5.9%

PERFORMANCE IN NUMBERS

Six-months ended 30 June 2019

	Reported			Adjusted[4]	Adjusted[4] at CC5
	2019	Vs 2018	2019	Vs 2018	2019	Vs 2018

Operating Margin
US	45.1%	+360 bps	49.8%	+ 360bps
APME	39.1%	+50 bps	40.3%	+50 bps
AMSSA	16.3%	-2,450 bps	40.5%	-200 bps
ENA	31.3%	+80 bps	34.4%	-110 bps
Total	36.0%	-210 bps	42.9%	+110 bps

Earnings per share (pence)
Basic	123.2p	+4.6%
Diluted	122.8p	+4.6%	149.3p	+8.8%	146.9.p	+7.1%

3. Not applicable.

4. Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence. See pages 31 and 35. Reconciliations from the most comparable IFRS measures have been provided, for revenue, on page 80, for profit from operations on page 80, for tax, on page 80 and for diluted earnings per share, on page 81. For additional information on the use of non-GAAP measures, see the discussion regarding other “Non-GAAP Measures” under the section “Other Information” on pages 78 to 82.

5. CC – constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments. For additional information on the use of non-GAAP measures, see the discussion regarding “Non-GAAP Measures” under the section “Other Information” on pages 78 to 82.

Note: In respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or the RAI Group) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to International Financial Reporting Standards as issued by the IASB and adopted by the European Union (IFRS). To the extent any such financial information provided in these financial statements relate to the US business or RAI (and/or the RAI Group), it is provided as an explanation of the US business’ or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

PERFORMANCE REVIEW

The following review presents the Group’s performance for the six-months ended 30 June 2019.

TOTAL GROUP REVENUE

On a reported basis, revenue increased by 4.6% to £12,170 million, as a price/mix in cigarettes of 7%, the growth of New Categories and Traditional Oral, and a translational foreign exchange tailwind of 1.2% more than offset a decline in total cigarettes and THP volume of 3.5%. Excluding the foreign exchange tailwind and the effect of excise on bought-in goods, adjusted revenue increased 4.1% at constant rates of exchange.

Cigarette volume was up in Pakistan, Turkey, Nigeria, Saudi Arabia, Poland, Vietnam and Romania. This growth was more than offset by lower volume in Bangladesh (due to industry contraction and growth in illicit trade following the excise-led price increases in 2018); Russia (partly due to industry contraction and the growth of illicit trade); the US (primarily due to the industry contraction); Egypt (due to the impact of excise-led price increases on Pall Mall); Ukraine (partly due to industry contraction and competition in the low-price segment); and Indonesia (due to industry contraction as macroeconomic pressures reduced consumer disposable income).

Revenue from the Strategic Portfolio

Revenue from the Strategic Portfolio increased 8.7% (to £8,835 million), driven by robust cigarette pricing (including a reduction in discounting in the US) and growth in revenue from New Categories and Traditional Oral. On a constant currency basis, this was an increase of 6.6%.

Strategic Cigarette and THP brands

The Strategic Cigarette and THP brands collectively increased volume share by 60 bps as volume declined only 0.5%:

•

Dunhill’s overall volume share was stable as growth in Indonesia (where the industry contracted), Bulgaria, Netherlands and Brazil were offset by the effect of down-trading in Malaysia and South Korea. Volume was 4.8% lower as the growth in Bulgaria, Netherlands and Saudi Arabia was more than offset by the effect of the down-trading noted above and industry contraction in Indonesia;

•

Kent’s volume share was in line with the prior period, with volume increasing 1.3%, driven by Turkey, Uzbekistan and Peru. This more than offset lower volume in Japan (partly due to the strong growth of Neo, the Group’s premium-priced THP brand) and Russia;

•

Lucky Strike’s volume share was in line with the prior period, as growth in Colombia, Japan, Spain, Bulgaria and Argentina was offset by Chile, Belgium and Indonesia. Volume was 6.3% down as growth in Japan, Austria and France was more than offset by lower volume in Germany and the impact of industry contraction in Indonesia;

•

Rothmans’ volume share continued to grow, increasing 40 bps with volume up 3.8%, driven by Turkey, Bulgaria, Malaysia and Italy and the impact of migrations in Brazil and Poland, which more than offset lower volume in Russia and Ukraine which were impacted by competitive pricing in the low-price segment;

•

Pall Mall volume share was flat, as higher share in Pakistan, Australia, Saudi Arabia, Chile, South Africa, Canada and Mexico was offset by reductions in New Zealand, Germany, Spain and the US. Volume declined 1.3% as growth in Pakistan, Kenya, South Africa and Australia was more than offset by lower volume in Egypt (due to the tax change), Venezuela (due to market contraction) and in the US (partly due to the competitive pricing in the low-price segment);

•

Neo is the Group’s premium-priced THP brand and grew volume to 1.2 billion sticks (30 June 2018: 0.3 billion sticks), driven by higher volume in Japan (partly due to the consumer up-trading from Kent);

Performance summary cont…

•

The US combustible market was estimated to be 5.4% down (on a shipment to wholesaler basis), largely due to higher fuel prices impacting consumer disposable income and the growth of vapour. The full year industry decline is expected to be around 5.5%. Overall, the Group’s US drive portfolio performed well:

•	Newport volume share increased 50 bps, while volume declined 2.6%, partly due to a reduction in price discounting impacting consumer demand;
•	Natural American Spirit performed well with volume share, including premium volume share, marginally higher than 2018. Volume was down only 0.8% against the same period in 2018; and
•	Camel’s volume share declined 20 bps with volume lower by 6.9%, as the capsule and menthol variants performed well but were more than offset by a decline in the remainder of the Camel portfolio.

Tobacco Heating Products (THPs)
The Group continued to deliver significant growth in THPs during the first half of 2019. Consumable volume grew 17% to 3.9 billion sticks in the six-months ended 30 June 2019 (30 June 2018: 3.3 billion sticks), while revenue increased 8.5% to £313 million (30 June 2018: £289 million), or 4% at constant rates of exchange as the Group’s reported performance benefited from the relative movements in sterling.

•

In Japan, the Group’s volume share grew to 5.0% in June 2019 from 4.7% in December 2018, while the Group’s category volume share reached 21%. Consumable volume grew 8% against the same period last year, with the Group the only company offering flavoured capsules in the THP stick which now represent 21.5% of the Group’s volume. Volume is expected to increase in the second half following the planned launch of two new upgrades, ‘glo Pro’ and ‘glo Nano’, each designed to provide improved consumer satisfaction. In Japan, the Group’s integrated approach to marketing has seen the Group’s volume share of total nicotine increase to 17.5% in June 2019 (up 80 bps from December 2018).

•	In other markets, the Group continued to grow volume. The Group’s THP products are now available in 15 markets, with particularly good performances in Russia and Romania.
•	The Group is continuing to invest in the development of new products and expects to launch further THP product platforms in the second half of 2019.

Vapour
The Group’s vapour portfolio continues to perform strongly, with significant growth of Alto in the US, ePen3 in ENA and ePod in Canada. Volume of vapour consumables was up 32% to 102 million units in the six-months ended 30 June 2019 (30 June 2018: 78 million units), driving revenue up 63% to £189 million (30 June 2018: £116 million) or 58% at constant rates of exchange.

•

In the US, the Vuse portfolio increased its total volume share of consumables (as measured in millilitres) in the first six-months of 2019 by 500 bps to 17%, compared to the second half of 2018, driven by Alto reaching 7.5% volume share (up 360 bps against December 2018). Total revenue from vapour in the US was £95 million, a growth of 48% on the six-months ended 30 June 2018, or 39% on a constant currency basis, with Vuse vapour value share of 14.0% in June 2019, driven by Alto increasing 320 bps from December 2018 to 5.9% in June 2019;

•	In Canada, Vype ePod performed well, reaching 12% vapour value share in June 2019; and
•

In ENA, where the other largest vapour markets are located, Vype continued to perform strongly, largely driven by the success of ePen3, supported by the recent launch of ePod. Total vapour revenue was up 51% to £76 million (30 June 2018: £50 million) or 53% at constant rates of exchange:

•

In the UK, the Group maintained value leadership of the category with 39% vapour value share.  Vype performed well, with vapour value share increasing 230 bps to 11.6%, driven by the success of ePen3 with 7.7% vapour value share in June 2019;

Performance summary cont…

•	In France, ePen3 reached 13.6% vapour value share (June 2019), an increase of 980 bps (December 2018); and
•	In Germany, Vype continues to make good progress with an increase in Vype’s total share of vapour consumers to 12%, driven by the performance of ePen3 in the closed system vapour category.

By June 2019, the Group’s vapour products were present in a total of 20 markets. The Group intends to further expand the geographic footprint in the second half of 2019.

Modern Oral
The Group is leading the growth of the Modern Oral category with volume up 179% to 412 million pouches in the six-months ended 30 June 2019 (30 June 2018: 148 million pouches). Revenue increased 274% to £46 million (30 June 2018: £12 million) or 284% at constant rates of exchange. This was driven by:

•	Sweden, where volume share grew to 2.1% of the total oral category, or a volume share of 57% of the modern oral category;
•	Norway, where volume share increased to 11.1% of the total oral category, or 73% of the modern oral category;
•	Switzerland, where volume share of the total oral category reached 42%;
•	Denmark, where the Group continues to lead the development of the oral category with a volume share of the total oral category of 67%; and
•	Russia, where the Group has already achieved 25% volume share within the total oral category, within two months of launch.

Additionally, in July the Group commenced the roll out of modern oral in the US, with Velo expected to be available in over 75,000 retail outlets by the end of 2019.

Traditional Oral

In the Traditional Oral category (comprising traditional snus and moist snuff) volume was in line with the prior year. The strategic brands grew revenue by 16.4% to £491 million or 9.8% at constant rates of exchange.

In the US, traditional oral value share grew 90 bps, with volume share up 20 bps, largely driven by Grizzly. Total volume declined 2.4%.

The Modified Risk Tobacco Products (MRTP) application for Camel Snus was discussed by the Tobacco Products Scientific Advisory Committee (TPSAC) in September 2018. A response is expected by the end of 2019.

Outside the US, volume was higher in Sweden with volume share increasing by 90 bps to 11% of the total oral category, driven by growth in Lundgrens.

Other Tobacco Products

Volume of other tobacco products (OTP) declined 6.4% to 10.0 billion sticks equivalent (being 3% of the Group portfolio).

PROFIT FROM OPERATIONS AND OPERATING MARGIN

Profit from operations, on a reported basis, was down 1.3% at £4,380 million, with operating margin down 210 bps to 36.0%, as an improvement in the Group’s operating performance was more than offset by the impact of the charge (£436 million) in respect of the Quebec Class Action (see page 19).

Adjusted profit from operations and adjusted operating margin

Adjusted profit from operations at constant rates of exchange was 5.9% higher at £5,103 million, with adjusted profit from operations increasing in all regions, notably in the US (which was up over 11%). The Group’s performance was driven by an increase in revenue and cost management to fund a significant increase in marketing investment behind the expansion of New Categories in the six months to 30 June 2019. Adjusted operating margin was up 110 bps at current rates of exchange to 42.9% due to the performance of THP in Japan and substantial margin enhancement in the US.

REGIONAL REVIEW

The performances of the regions for the six-months ended 30 June 2019 are discussed below.
Regional Summary information

	Cigarettes and THP (bn sticks)		Revenue (£m)			Profit from operations (£m)
	2019	Vs 2018	2019	Vs 2018		2019	Vs 2018
	Actual			Actual	Adj at cc		Actual	Adj at cc
US	36.2	-6.0%	4,989	+10.2%	+3.7%	2,249	+19.9%	+11.2%
APME	113.3	-2.3%	2,405	+0.9%	+1.6%	940	+2.1%	+4.6%
AMSSA	74.4	-3.5%	2,015	+3.3%	+7.5%	328	-58.8%	+0.8%
ENA	112.1	-4.0%	2,761	-0.5%	+4.6%	863	+1.9%	+0.1%
Total	336.0	-3.5%	12,170	+4.6%	+4.1%	4,380	-1.3%	+5.9%

UNITED STATES (US):

The Group performed strongly in the US, with increases in revenue, profit from operations, and vapour volume share. Strong pricing more than offset volume decline, and the US business increased its total value share of combustibles 30 bps and its share of premium 40 bps.

Volume and Share

The cigarette industry was estimated to be around 5.4% lower than the same period in 2018, largely due to higher fuel prices impacting consumer disposable income and the growth of vapour. Full year industry volume is expected to be down around 5.5%.

While cigarette volume from the US business declined 6.0% to 36 billion sticks, due to industry contraction, total value share increased 30 bps, with share of the premium market up 40 bps. Volume share was marginally lower as growth in Newport and Natural American Spirit was more than offset by Camel, Pall Mall and declines across the remainder of the portfolio.

Vapour volume share, measured as a share of millilitres, grew over 500 bps in the six-months ended 30 June 2019, compared to the second half of 2018. This was largely due to the success of Alto, with volume share up 360 bps to 7.5% in June 2019 (compared to December 2018). Vuse vapour value share reached 14.0% in June 2019, driven by Alto increasing 320 bps from December 2018 to 5.9% in June 2019.

Value share of traditional moist oral increased 90 bps, with volume share of moist up 20 bps driven by Grizzly (up 10 bps). Total volume of traditional moist oral declined 2.4%, with Grizzly down 3.0%.

In the Modern Oral category, the Group commenced the roll-out of Velo which is expected to be available in over 75,000 retail outlets by the end of 2019.

The Modified Risk Tobacco Products (MRTP) application for Camel Snus was discussed by the Tobacco Products Scientific Advisory Committee (TPSAC) in September 2018. A response is expected by the end of 2019.

Revenue

Reported revenue increased 10.2% to £4,989 million. This was due to pricing, including a reduction in discounting leading to a price/mix on cigarettes increase of over 8%, and higher revenue from both vapour (driven by growth of Alto) and Traditional Oral. Revenue also benefited from a favourable translational foreign exchange tailwind due to the relative strength of the US dollar against sterling (of 6%). These more than offset the decline in cigarette volume described earlier. On a constant currency basis, revenue was up 3.7%.

Revenue from vapour grew 48% in the six-months ended 30 June 2019 to £95 million, with traditional oral up 12.7% to £506 million. On a constant currency basis, these increased by 39% and 6.0%, respectively.

Regional review continued…

Profit from operations

Reported profit from operations increased 19.9% to £2,249 million. This was driven by the increase in revenue, timing of marketing investment, lower MSA charges and a prior year comparator impacted by the Vibe recall. The performance also benefited from efficiencies delivered since the acquisition of RAI, with total annualised savings of over US$400 million expected to be realised by the end of 2019, a year ahead of the Group’s initial schedule. Excluding adjusting items largely related to Engle, adjusted profit from operations was £2,483 million, an increase of 18.9% on an adjusted basis, or 11.2% excluding the translational foreign exchange tailwind discussed previously.

Regulatory activity

During the six-months ended 30 June 2019, the FDA focussed on addressing their concerns relating to youth usage of vapour products. Following a legal challenge by the American Academy of Pediatrics, the Maryland Federal Court has ordered the FDA to require manufacturers to submit all Premarket Tobacco Product Applications (PMTA) by 11 May 2020. In the event that this order is not successfully appealed by the FDA, the Group is well positioned to meet this new deadline.

In relation to the proposed FDA rules on menthol and nicotine reduction, there has been no visible material developments in the comprehensive rule making process in the first six months of the year and the Group is not aware of any plans to advance this rule making process for the remainder of the year. In any event, the Group remains confident in its ability to manage any such proposals given the need for a thorough review of the science and all unintended consequences for any rule to withstand judicial review.

ASIA-PACIFIC AND MIDDLE EAST (APME):

Group volume share in the region increased 20bps, as volumes outperformed the industry. Revenue and profit from operations increased, while THP achieved a 5.0% volume share in Japan, where the Group’s share of total nicotine increased 80 bps to 17.5%.

Volume and Share

Cigarette and THP volume was 2.3% lower than the same period in 2018 at 113 billion sticks. Cigarette volume increased in Pakistan and Australia (driven by the success of Pall Mall); Saudi Arabia (driven by the success of Pall Mall in the low segment following the excise-led price increase in prior periods); and Vietnam. THP consumable volume increased in both Japan and South Korea. This was more than offset by lower cigarette volume in Bangladesh (due to industry contraction and an increase in illicit trade following the change in excise in 2018); Indonesia (due to industry contraction as macroeconomic pressures affected disposable income); and the continued effect of industry contraction and down-trading in South Korea and Malaysia.

Volume share in the region increased 20 bps, driven by the growth of both Neo (THP) and Lucky Strike in Japan, which has resulted in the Group’s share of total Japanese nicotine increasing to 17.5%, up 80 bps from December 2018. This, combined with the growth of Pall Mall in Pakistan, Australia and Saudi Arabia, more than offset lower total volume share in South Korea and Malaysia.

Revenue
Reported revenue grew 0.9% to £2,405 million. This was driven by pricing in a number of markets, including Australia, Indonesia, Saudi Arabia and New Zealand. Combined with the positive mix effect of growth in THP consumables in Japan and positive geographic mix, these more than offset the impact of lower cigarettes and THP volume, reduced sales of THP devices ahead of new product launches planned in the second half of 2019 and translational foreign exchange headwinds. On a constant currency basis, revenue grew 1.6%.

Profit from operations
Reported profit from operations increased 2.1% to £940 million. This was driven by Japan (largely due to the performance of THP) and Saudi Arabia (driven by pricing and volume). This was partly offset by continued difficult trading in South Korea, lower volume in Bangladesh and an increase in marketing investment. Excluding adjusting items, which largely related to the ongoing factory rationalisation programme (principally in South East Asia), and the impact of foreign exchange on the regional results, adjusted profit from operations grew 4.6% to £995 million, at constant rates of exchange.

Regional review continued…

AMERICAS AND SUB-SAHARAN AFRICA (AMSSA):

Revenue grew strongly in AMSSA, and Vype performed well in Canada where the vapour market is rapidly expanding.

Volume and Share

Cigarette and THP volume was 3.5% lower at 74 billion sticks. Higher volume in Nigeria, East and Central Africa and South Africa was more than offset by the difficult trading environment in Venezuela, higher illicit trade in Brazil and the impact of continued market contraction in Argentina and Canada.

Volume share was marginally lower, as a good performance in Colombia (where growth in Lucky Strike and Rothmans more than offset the performance of the local portfolio) and the success of Pall Mall in Mexico, South Africa, Canada and Chile was offset by lower volume share in Brazil, where growth in Rothmans was outweighed by the remainder of the portfolio.

Vype ePod performed well in Canada as the vapour segment grew strongly reaching 12% vapour value share in June 2019. The Group recently launched Vype in Mexico, being the first international company to enter the vaping market.

Revenue

Revenue grew 3.3% to £2,015 million, as pricing across the region (notably in Canada, Kenya, Chile and Nigeria) and the growth of New Categories in Canada more than offset the lower total cigarette volume described above and the translational foreign exchange headwind of 4%. On a constant currency basis, revenue grew by 7.5% to £2,098 million.

Profit from operations

Reported profit from operations was down 59% to £328 million, mainly due to the £436 million charge in relation to Quebec, as previously announced and described on page 19, and the effect of currency headwinds. Excluding adjusting items (mainly related to Quebec and costs related to the Group’s restructuring initiatives) and the effect of currency, adjusted profit from operations on a constant currency basis grew 0.8% to £835 million, driven by higher profit from operations in Nigeria and Canada, despite the increased investment in New Categories, specifically related to ePod.

EUROPE AND NORTH AFRICA (ENA):

Profit from operations increased in the region, even after increased investment in New Categories. Modern Oral grew strongly driven by EPOK and Lyft, while vapour volumes also increased significantly, driven by the strong performance of Vype in the UK, France and Germany.

Volume and Share

Cigarette and THP volume declined 4.0% to 112 billion sticks as growth in Turkey, Poland, Romania and Italy was more than offset by lower volume in both Russia and Ukraine (partly due to industry contraction and competition in the low-price segment), Egypt (driven by excise-led price increases in the low-price segment particularly affecting Pall Mall) and Germany (due to competition in the low-price segment).

Volume share was down 10 bps as growth in Kent (leading to higher total volume share in Ukraine and Turkey) and Rothmans (leading to an increase in total volume share in Italy, Poland and Spain) was more than offset by a reduction in Russia (due to the competitive pricing environment in the low-price segment) and lower volume share from Pall Mall in Germany and Denmark.

The Group’s THP and vapour portfolio continued to develop well, with volume of THP growing in Russia, Kazakhstan and Ukraine, while also developing in the other launch markets of Romania, Italy and Poland.

Regional review continued…

Vapour volume was 66% higher than the same period in 2018. This was driven by the success of ePen3 in the UK (where the Group’s portfolio of products maintained value leadership with 39% vapour value share in June 2019), France (where ePen3 reached 13.6% vapour value share in June 2019, an increase of 980 bps) and in Germany, where Vype reached 12% share of total vapour consumers due to growth in the closed system category.

The Group’s Modern Oral portfolio increased volume by 177% to 410 million pouches in the six-months ended 30 June 2019 (30 June 2018: 148 million pouches), with presence in 9 markets.

In Sweden, the Group’s oral portfolio performed well, increasing total volume share of the oral category to 13.4% (June 2019).  This was driven by an excellent performance from the Traditional Oral brands, up 90 bps to 11.2%, principally due to the success of Lundgrens, and the Modern Oral portfolio which increased to 2.1% volume share of the total oral category, being 57% volume share of the modern oral category.

In Norway, EPOK volume share grew to 11.1% of the total oral category, or 73% volume share of the modern oral category, driving the performance of the Group’s total oral portfolio to 12.1% of the total oral category.

The Modern Oral portfolio performed very well in Switzerland with a total oral category share of 42% and continues to lead the development of the oral category in Denmark with a volume share of the total oral category of 67%. The Group also launched modern oral in Russia where it reached 25% volume share of the total oral category in just two months.

Revenue

Reported revenue declined 0.5% to £2,761 million as strong pricing across the region (notably in Germany, Romania and Ukraine) and an increase in revenue from New Categories by 123% (to £144 million) were more than offset by the end of a contract manufacturing arrangement in Bulgaria (which led to a short term increase in revenue due to the recognition by the Group of excise within revenue in prior periods), lower regional volume and translational foreign exchange headwinds of 2.5%.

Adjusted revenue, at constant rates, increased 4.6% to £2,795 million. This was driven by pricing across the combustible portfolio as noted above, as well as the 126% growth in revenue from New Categories to £146 million driven by:

•	vapour increasing 53% due to the performance of Vype in the UK, France and Germany; and
•	Modern Oral increasing 283% following the increase in volume and the launch in Russia.

Profit from operations

Reported profit from operations grew 1.9% to £863 million, driven by lower costs resulting from the restructuring programme, with savings reinvested in the expansion of the New Categories portfolio. Profit from operations was up in Germany, Romania, Italy, Sweden, France and Denmark, which more than offset declines in Russia (due to lower volume, the investment behind New Categories and local inflation), Ukraine (due to transactional foreign exchange headwinds and New Category investment) and Poland (driven by the New Categories investment). Excluding adjusting items (related to the factory closure in Russia and downsizing in Germany, amortisation of acquired brands, and other costs related to the Group’s restructuring initiatives) and the impact of the foreign currency headwind, adjusted profit from operations at constant rates was marginally higher (up 0.1% against the first half of 2018), at £950 million.

FINANCIAL INFORMATION AND OTHER

NET FINANCE COSTS

Net finance costs for the six months to 30 June 2019 were £773 million, compared to £701 million in the same period in 2018. This was largely driven by lower investment income, the increase in short term borrowings required to fund the timing of payments and working capital movements in the period (as discussed on page 36) and the impact of the translational headwind on costs due to the relative weakness of sterling against the US dollar. On a constant currency basis, and after adjusting for items including the finance costs related to the Franked Investment Income Group Litigation Order (FII GLO, as described on page 45), adjusted net finance costs were £721 million, an increase of 8.3%.

Net finance (costs)/income comprise:

	6 months to		Year to
	30.6.19	30.6.18	31.12.18
	£m	£m	£m

Finance costs	(806)	(763)	(1,484)
Finance income	33	62	103
Net finance costs	(773)	(701)	(1,381)

Less: adjusting items (see below)	23	35	(4)
Interest related to adjusting tax payables	23	35	41
Gain arising due to hyperinflationary accounting	-	-	(45)

Net adjusted finance costs	(750)	(666)	(1,385)

Comprising:
Interest payable	(846)	(786)	(1,606)
Interest and dividend income	33	40	68
Fair value changes - derivatives	95	40	154
Exchange differences	(32)	40	(1)

Net adjusted finance costs	(750)	(666)	(1,385)
Impact of foreign exchange	29
Net adjusted finance costs (at constant rates of exchange)	(721)

In the six-months ended 30 June 2019, the Group incurred interest on adjusting tax payables of £23 million (30 June 2018: £35 million), including interest of £15 million (30 June 2018: £12 million) in relation to the FII GLO, as described on page 45. Interest on adjusting tax payables in the six-months ended 30 June 2018 also included £22 million in relation to retrospective guidance by a tax authority on overseas withholding tax.

All of the adjustments noted above have been included in the adjusted earnings per share calculation on page 39.

RESULTS OF ASSOCIATES AND JOINT VENTURES

The Group’s share of post-tax results of associates and joint ventures increased, in the six-months ended 30 June 2019, from £232 million to £258 million driven by the performance of the Group’s main associate, ITC Ltd (ITC) in India. The Group’s share of ITC’s post-tax results grew 10.6% to £251 million (30 June 2018: £227 million). Excluding the impact of foreign exchange and adjusting items of £29 million (compared to £37 million in the six-months ended 30 June 2018), which largely related to the deemed gain on dilution of the Group’s shareholding in ITC, the Group’s share of post-tax adjusted results from ITC, at constant rates of exchange, was an increase of 17.4% to £223 million (30 June 2018: £190 million).

TAXATION

	6 months to		Year to
	30.6.19	30.6.18	31.12.18
	£m	£m	£m

UK
- current year tax expense	62	68	66
- adjustment in respect of prior periods	-	-	(6)
Overseas
- current year tax expense	977	1,136	2,460
- adjustment in respect of prior periods	(25)	62	(5)
Current tax	1,014	1,266	2,515
Deferred tax	(43)	(73)	(374)
	971	1,193	2,141
Adjusting items (see below)	216	(75)	223
Net adjusted tax charge	1,187	1,118	2,364

The tax rate in the income statement was 25.1% for the six months to 30 June 2019, compared to 30.1% for the six months to 30 June 2018 (31 December 2018: 25.6%).

The Group’s tax rate is affected by the inclusion of the share of associates’ and joint ventures’ post-tax profit in the Group’s pre-tax results and by other adjusting items discussed below. Excluding these items, the underlying tax rate for subsidiaries reflected in the adjusted earnings per share on page 39 was 26.6% in 2019 and 26.9% for the six months to 30 June 2018. For the year to 31 December 2018, it was 26.4%.

The adjusting tax items include £209 million for the six months to 30 June 2019 (30 June 2018: £71 million; 31 December 2018: £199 million) in respect of the taxation on other adjusting items, which are described on pages 33 and 34, with the increase on the prior year largely related to the charge associated with the Quebec Class Action.

The adjusting tax items also include a net credit of £7 million mainly relating to changes in the US State tax rates in the period, related to the deferred tax liabilities arising on trademarks on the RAI acquisition in 2017.

As the above items are not reflective of the ongoing business, these have been recognised as adjusting items within taxation.

Refer to page 45 for the Franked Investment Income Group Litigation Order update.

CASH FLOW

In the Group’s cash flow, prepared in accordance with IFRS and presented on page 29, net cash generated from operating activities fell by 41% to £2,288 million largely due to timing of the payment of the MSA in prior periods (the 2018 payment was paid in 2017), in the US. The MSA returned to the standard payment date in 2019. The reduction in cash generated was also due to working capital movements. The Group’s conversion rate (defined as net cash generated from operating activities as a proportion of profit from operations) fell accordingly from 87% to 52% in the first half of 2019.

BORROWINGS AND NET DEBT

Total borrowings were £50,292 million at 30 June 2019, compared to £48,512 million at 30 June 2018, and £47,509 million at 31 December 2018, with the movement principally related to the timing of working capital movements, recognition of lease liabilities under IFRS 16 (£607 million) and the payment of dividends to shareholders in the period. The Group defines net debt as borrowings including related derivatives, less cash and cash equivalents and current investments held at fair value. Closing net debt was £46,447 million (30 June 2018: £45,679 million; 31 December 2018: £44,351 million). A reconciliation of borrowings to net debt is provided below.

	As at		As at
	30.6.19	30.6.18	31.12.18
	£m	£m	£m

Total borrowings	(50,292)	(48,512)	(47,509)
Derivatives in respect of net debt:
Assets	791	627	647
Liabilities	(421)	(107)	(269)
Cash and cash equivalents	3,308	2,125	2,602
Current investments held at fair value	167	188	178
Net debt	(46,447)	(45,679)	(44,351)
Maturity profile of net debt:
Net debt due within one year	(5,167)	(2,904)	(1,447)
Net debt due beyond one year	(41,280)	(42,775)	(42,904)
Net debt	(46,447)	(45,679)	(44,351)

The Group remains confident about its ability to access the debt capital markets successfully and reviews its options on a continuing basis. As part of the management of liquidity, funding and interest rate risk the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, tender offers or other means.

Borrowings and net debt cont…

Borrowings includes £915 million (30 June 2018: £940 million; 31 December 2018: £944 million) in respect of the PPA adjustments related to the acquisition of RAI. The Group also adjusts net debt for the PPA adjustment to the debt acquired as part of the acquisition of RAI as this is an accounting adjustment and does not reflect the enduring repayment of the instrument. The Group management board believes that this additional measure, which is used internally to assess the Group’s financial capacity, is useful to the users of the financial statements in helping them to see how the Group’s financial capacity has changed over the year. The adjusted net debt position is provided below:

	As at		As at
	30.6.19	30.6.18	31.12.18
	£m	£m	£m

Net debt	(46,447)	(45,679)	(44,351)
PPA adjustment to RAI debt	915	940	944
Adjusted net debt	(45,532)	(44,739)	(43,407)

Adjusted net debt is impacted by the relative movement of sterling against, primarily, US dollar which has weakened from 1.320 US$:£ (30 June 2018) to 1.273 US$:£. The decrease in adjusted net debt, at constant rates, since 30 June 2018 reflects the net cash generation in the second half of 2018 partially offset by the net cash outflow in the six-months ended 30 June 2019. Adjusted net debt in 2019 was also impacted by the requirement to recognise lease liabilities under IFRS 16 (£607 million).

FOREIGN CURRENCIES

The principal exchange rates used to convert the results of the Group’s foreign operations to pound sterling for the purposes of inclusion and consolidation within the Group’s financial statements are indicated in the table below. Where the Group has provided results “at constant rates of exchange” this refers to the translation of the results from the foreign operations at rates of exchange prevailing in the prior period – thereby eliminating the potentially distorting impact of the movement in foreign exchange on the reported results.

The principal exchange rates used were as follows:

	Average for the period ended			As at
	30.6.19	30.6.18	31.12.18	30.6.19	30.6.18	31.12.18

Australian dollar	1.832	1.784	1.786	1.814	1.787	1.809
Brazilian real	4.975	4.712	4.868	4.878	5.080	4.936
Canadian dollar	1.726	1.758	1.730	1.663	1.737	1.739
Euro	1.145	1.137	1.130	1.118	1.131	1.114
Indian rupee	90.601	90.351	91.227	87.851	90.457	88.916
Japanese yen	142.405	149.588	147.376	137.121	146.237	139.733
Russian rouble	84.446	81.805	83.677	80.276	82.783	88.353
South African rand	18.373	16.931	17.643	17.947	18.096	18.321
US dollar	1.294	1.376	1.335	1.273	1.320	1.274

RISKS AND UNCERTAINTIES

The principal risks and uncertainties which may affect the business activities of the Group were identified under the heading ‘Principal Group risks’, set out on pages 48 to 52 of the Annual Report and Form 20-F for the year ended 31 December 2018, a copy of which is available on the Group’s website www.bat.com.

In the view of the Board, the principal risks and uncertainties for the Group have remained unchanged over the last six months.

The principal Group risks and applicable sub-categories are summarised under the headings of:

•	Competition from illicit trade;
•	Tobacco, nicotine and other regulation inhibits growth strategy;
•	Market size reduction and consumer down-trading;
•	Litigation;
•	Geopolitical tensions;
•	Disputed taxes, interest and penalties;
•	Significant increases or structural changes in tobacco-related taxes;
•	Foreign exchange rate exposures;
•	Injury, illness or death in the work place;
•	Solvency and liquidity; and
•	Inability to develop, commercialise and roll-out Potentially Reduced-Risk Products.

The Group also considers the risk relating to the adverse consequences of the UK’s potential exit from the EU and currently does not deem it to be a principal risk for the Group.

A summary of other risks for the Group which are not considered principal risks but are monitored by the Board through the Group’s risk register is set out on pages 270 to 284 of the Annual Report and Form 20-F for the year ended 31 December 2018. These and all of the Group’s risks should be read in the context of the forward-looking statements on page 84 of this Half-Year Report.

UK PENSION FUND – BUY-IN

On 31 May 2019, the Trustee of the British American Tobacco UK Pension Fund (“UK Fund”) entered into an agreement with Pension Insurance Corporation plc (“PIC”) to acquire an insurance policy that operates as a UK Fund investment asset, with the intent of matching a specific part of the UK Fund’s future cash flow arising from the accrued pension liabilities of pensioners and deferred (i.e. individuals who have left the Group but have yet to take their pension) pensioner members. Such an arrangement is commonly termed as a “Buy-In”. The Buy-In reduces the UK Fund’s value at risk in relation to key risks associated with improved longevity, inflation and interest rate movements whilst improving the security to the UK Fund and its members. The Group consequently benefits from the Buy-In as it reduces the UK Fund’s reliance on the Group for future cash funding requirements.

The Buy-In transaction involved the transfer of £3.4 billion of assets held by the UK Fund to PIC and, as such, has no cash effect to the Group. On an IAS 19 basis, the fair value of the insurance policy will match the present value of the liabilities being insured and a loss of £0.7 billion has been recognised through the statement of other comprehensive income on the revaluation of the insurance asset with no impact to the income statement.

UPDATE ON ONGOING INVESTIGATION INTO MISCONDUCT ALLEGATIONS

As previously reported, the Group has been investigating, through external legal advisors, allegations of misconduct and has been liaising with the UK’s Serious Fraud Office (SFO) and other relevant authorities. It was announced in August 2017 that the SFO had opened an investigation in relation to the Company, its subsidiaries and associated persons. The Group is cooperating with the SFO’s investigation. A sub-Committee of the Board has oversight of these matters, providing support for the investigation between Board meetings. The outcomes of these matters will be decided by the relevant authorities or, if necessary, the courts. It is too early to predict the outcomes, but these could include the prosecution of individuals and/or of a Group company or companies. Accordingly, the potential for fines, penalties or other consequences cannot currently be assessed. As the investigation is ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

UPDATE ON QUEBEC CLASS ACTION

In 2015, the plaintiffs in the two certified classes in Quebec were awarded damages and interest in the amount of CAD$15.6 billion (£9 billion), of which Imperial Tobacco Canada Ltd’s (ITCAN) share is CAD$10.4 billion (£6 billion). Also in 2015, the Quebec Court of Appeal upheld the Order for Security, of which ITCAN’s share was CAD$758 million (£436 million), which has been paid in full to the Court escrow account as required by the judgment and was held on the balance sheet as a receivable at 31 December 2018.

Please refer to the 2018 Annual Report and Form 20-F, note 28 Contingent Liabilities and Financial Commitments paragraph 72 (page 204) for further discussion of the development of the case.

On 1 March 2019, the Quebec Court of Appeal in Montreal upheld the Superior Court’s decision of May 2015 (reducing ITCAN’s share of the judgment due to a change in interest computation to a maximum of CAD$9.2 billion). The Court of Appeal also upheld the previously stated requirements for the defendants to deposit CAD$1.1 billion into an escrow account. The Board of Directors of ITCAN reassessed the recoverability of the deposit and, accordingly, the Group recognised a charge against the income statement of £436 million in the period, reflecting the amount of the judgment that is considered to be probable and estimable in line with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. As a consequence, in the Group’s consolidated balance sheet the deposit has been utilised against the current estimate of the liability.

Further, on 12 March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors Arrangement Act (CCAA). This has the effect of staying all current tobacco litigation in Canada against ITCAN and other Group companies (the “Stays”). The Stays are currently in place until 4 October 2019 and a further extension of the Stays may be sought at the next comeback hearing, which is scheduled for 2 October 2019. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to ITCAN, certain of its subsidiaries or any other Group company.

In addition to Quebec, across Canada, other tobacco plaintiffs and provincial governments are collectively seeking significant damages which substantially exceed ITCAN’s total assets. In seeking protection under the CCAA, ITCAN will look to resolve not only the Quebec case but also all other tobacco litigation in Canada under an efficient and court supervised process, while continuing to trade in the normal course.

Under the terms of CCAA, the court has appointed FTI Consulting Canada Inc. to act as a monitor. This monitor has no operational input and is not involved in the management of the business. The Group considers that ITCAN continues to meet the requirements of IFRS 10 Consolidated Financial Statements, and, until such requirements are not met, the Group will continue to consolidate the results of ITCAN. The £2.3 billion of goodwill relating to ITCAN on the Group’s balance sheet at 31 December 2018 will continue to be reviewed on a regular basis. Any potential future impairment charge would result in a non-cash charge to the income statement that would be treated as an adjusting item.

RUSSIA – PRELIMINARY ASSESSMENT RELATED TO HISTORICAL TAXES INCLUDING EXCISE AND VAT

On 27 June 2019, the Russian tax authority issued a preliminary audit report related to the application of legislation introduced in 2017 that prospectively limited the amount of production that could take place prior to excise tax increases, without being subject to higher excise tax rates. The preliminary audit report seeks to retrospectively apply the legislation to the years 2015 to 2017, with an assessment against the Group of £395 million plus penalties. The Group believes there are strong grounds to object to the preliminary assessment and has responded to the Federal Tax Service, confirming that the Group has acted within the tax code and stating that the legislation should not apply retrospectively. Accordingly, at 30 June 2019, the Group has treated the assessment as a contingent liability in line with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

BOARD CHANGES

As announced in February 2019, Ben Stevens will retire from the Board as Finance Director on 5 August 2019. Ben joined the Group in 1990 and has served as Finance Director since 2008.

As also previously announced, Ben will be succeeded as Finance Director on 5 August 2019 by Tadeu Marroco, who was appointed Deputy Finance Director on 1 March 2019 in addition to his role as Director, Group Transformation.

In a separate announcement today, Jeremy (‘Jerry’) Fowden has been appointed to the Board of British American Tobacco p.l.c. as an independent Non-Executive Director and member of the Audit Committee and Nominations Committee with effect from 1 September 2019.

GOING CONCERN

A full description of the Group’s business activities, its financial position, cash flows, liquidity position, facilities and borrowings position together with the factors likely to affect its future development, performance and position, as well as the risks associated with the business, are set out in the Strategic Report and in the notes to the accounts, all of which are included in the 2018 Annual Report and Form 20-F that is available on the Group’s website, www.bat.com. This Half-Year Report provides updated information regarding the business activities, including cash flow, for the six months to 30 June 2019 and of the financial position and liquidity position at 30 June 2019.

The Group has, at the date of this report, sufficient financing available for its estimated requirements for at least the next 12 months. This, together with the proven ability to generate cash from trading activities, the performance of the Group’s Strategic Portfolio, its leading market positions in a number of countries and its broad geographical spread, as well as numerous contracts with established customers and suppliers across different geographical areas and industries, provides the Directors with the confidence that the Group is well placed to manage its business risks successfully in the context of the current financial conditions and the general outlook in the global economy.

After reviewing the Group’s annual budgets, plans and financing arrangements, the Directors consider that the Group has adequate resources to continue operating for the next three years and that it is therefore appropriate to continue to adopt the going concern basis in preparing this Half-Year Report.

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Interim Financial Statements

GROUP INCOME STATEMENT - unaudited

	6 months to		Year to
	30.6.19	30.6.18	31.12.18
	£m	£m	£m
Revenue [1]	12,170	11,636	24,492
Raw materials and consumables used	(2,211)	(2,355)	(4,664)
Changes in inventories of finished goods and work in progress	148	76	114
Employee benefit costs	(1,475)	(1,409)	(3,005)
Depreciation, amortisation and impairment costs	(521)	(437)	(1,038)
Other operating income	29	32	85
Loss on reclassification from amortised cost to fair value	-	-	(3)
Other operating expenses	(3,760)	(3,105)	(6,668)
Profit from operations	4,380	4,438	9,313
Net finance costs	(773)	(701)	(1,381)
Finance income	33	62	103
Finance costs	(806)	(763)	(1,484)
Share of post-tax results of associates and joint ventures	258	232	419
Profit before taxation	3,865	3,969	8,351
Taxation on ordinary activities	(971)	(1,193)	(2,141)
Profit for the period	2,894	2,776	6,210

Attributable to:
Owners of the parent	2,814	2,690	6,032
Non-controlling interests	80	86	178
	2,894	2,776	6,210

Earnings per share
Basic	123.2p	117.7p	264.0p
Diluted	122.8p	117.4p	263.2p

All of the activities during both years are in respect of continuing operations.

The accompanying notes on pages 30 to 75 form an integral part of this condensed consolidated financial information.

1 Revenue is net of duty, excise and other taxes of £18,607 million and £18,250 million for the six-months ended 30 June 2019 and 2018 respectively, and £38,553 million for the year ended 31 December 2018.

Interim Financial Statements

GROUP STATEMENT OF COMPREHENSIVE INCOME – unaudited

	6 months to		Year to
	30.6.19	30.6.18	31.12.18
	£m	£m	£m
Profit for the period (page 23)	2,894	2,776	6,210
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	72	978	3,099
Differences on exchange	153	1,358	3,868
Cash flow hedges
– net fair value losses	(180)	-	(58)
– reclassified and reported in profit for the period	19	8	17
– reclassified and reported in total assets	-	7	-
Net investment hedges
– net fair value losses	(26)	(192)	(472)
– differences on exchange on borrowings	30	(136)	(236)
Associates – share of OCI, net of tax	29	(58)	(38)
Tax on items that may be reclassified	47	(9)	18

Items that will not be reclassified subsequently to profit or loss:	(662)	287	115
Retirement benefit schemes
– net actuarial (losses)/gains	(833)	346	138
– surplus recognition and minimum funding obligations	-	(3)	4
Associates – share of OCI, net of tax	15	-	6
Tax on items that will not be reclassified	156	(56)	(33)
Total other comprehensive (expense)/income for the period, net of tax	(590)	1,265	3,214

Total comprehensive income for the period, net of tax	2,304	4,041	9,424

Attributable to:
Owners of the parent	2,231	3,952	9,239
Non-controlling interests	73	89	185
	2,304	4,041	9,424

The accompanying notes on pages 30 to 75 form an integral part of this condensed consolidated financial information.

Interim Financial Statements

GROUP STATEMENT OF CHANGES IN EQUITY – unaudited

At 30 June 2019	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2019	614	26,606	(333)	38,557	65,444	244	65,688
Total comprehensive income for the period, net of tax (page 24)	-	-	94	2,137	2,231	73	2,304
Profit for the period (page 23)	-	-	-	2,814	2,814	80	2,894
Other comprehensive income for the period, net of tax (page 24)	-	-	94	(677)	(583)	(7)	(590)
Cash flow hedges reclassified and reported in total assets	-	-	(22)	-	(22)	-	(22)
Employee share options
– value of employee services	-	-	-	52	52	-	52
– proceeds from shares issued	-	1	-	-	1	-	1
Dividends and other appropriations
– ordinary shares	-	-	-	(2,317)	(2,317)	-	(2,317)
– to non-controlling interests	-	-	-	-	-	(92)	(92)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(117)	(117)	-	(117)
Other movements non-controlling interests	-	-	-	-	-	29	29
Other movements	-	-	-	10	10	-	10

Balance at 30 June 2019	614	26,607	(261)	38,322	65,282	254	65,536

At 30 June 2018
	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2018	614	26,602	(3,401)	36,906	60,721	222	60,943
Total comprehensive income for the period, net of tax (page 24)	-	-	975	2,977	3,952	89	4,041
Profit for the period (page 23)	-	-	-	2,690	2,690	86	2,776
Other comprehensive income for the period, net of tax (page 24)	-	-	975	287	1,262	3	1,265
Employee share options
– value of employee services	-	-	-	64	64	-	64
– proceeds from shares issued	-	3	-	-	3	-	3
Dividends and other appropriations
– ordinary shares	-	-	-	(2,224)	(2,224)	-	(2,224)
– to non-controlling interests	-	-	-	-	-	(93)	(93)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(143)	(143)	-	(143)
Other movements	-	-	-	28	28	-	28

Balance at 30 June 2018	614	26,605	(2,426)	37,608	62,401	218	62,619

The accompanying notes on pages 30 to 75 form an integral part of this condensed consolidated financial information.

Interim Financial Statements

GROUP STATEMENT OF CHANGES IN EQUITY - unaudited cont…

At 31 December 2018

	Attributable to owners of the parent
	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2018	614	26,602	(3,401)	36,906	60,721	222	60,943
Total comprehensive income for the year, net of tax (page 24)	-	-	3,090	6,149	9,239	185	9,424
Profit for the year (page 23)	-	-	-	6,032	6,032	178	6,210
Other comprehensive income for the year, net of tax (page 24)	-	-	3,090	117	3,207	7	3,214
Cash flow hedges reclassified and reported in total assets	-	-	(22)	-	(22)	-	(22)
Employee share options
– value of employee services	-	-	-	121	121	-	121
– proceeds from shares issued	-	4	-	-	4	-	4
Dividends and other appropriations
– ordinary shares	-	-	-	(4,463)	(4,463)	-	(4,463)
– to non-controlling interests	-	-	-	-	-	(163)	(163)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	(139)	(139)	-	(139)
Non-controlling interests – acquisitions	-	-	-	(11)	(11)	-	(11)
Other movements	-	-	-	(6)	(6)	-	(6)

Balance at 31 December 2018	614	26,606	(333)	38,557	65,444	244	65,688

The accompanying notes on pages 30 to 75 form an integral part of this condensed consolidated financial information.

Interim Financial Statements

GROUP BALANCE SHEET - unaudited

	30.6.19	30.6.18	31.12.18

	£m	£m	£m
Assets
Non-current assets
Intangible assets	124,087	120,006	124,013
Property, plant and equipment	5,683	4,849	5,166
Investments in associates and joint ventures	2,057	1,775	1,737
Retirement benefit assets	378	1,200	1,147
Deferred tax assets	507	423	344
Trade and other receivables	283	722	685
Investments held at fair value	20	50	39
Derivative financial instruments	681	539	556
Total non-current assets	133,696	129,564	133,687

Current assets
Inventories	6,709	6,339	6,029
Income tax receivable	94	49	74
Trade and other receivables	3,952	4,039	3,588
Investments held at fair value	167	188	178
Derivative financial instruments	177	193	179
Cash and cash equivalents	3,308	2,125	2,602
	14,407	12,933	12,650
Assets classified as held-for-sale	9	4	5
Total current assets	14,416	12,937	12,655

Total assets	148,112	142,501	146,342

The accompanying notes on pages 30 to 75 form an integral part of this condensed consolidated financial information.

Interim Financial Statements

GROUP BALANCE SHEET - unaudited cont…

	30.6.19	30.6.18	31.12.18

	£m	£m	£m
Equity
Capital and reserves
Share capital	614	614	614
Share premium, capital redemption and merger reserves	26,607	26,605	26,606
Other reserves	(261)	(2,426)	(333)
Retained earnings	38,322	37,608	38,557
Owners of the parent	65,282	62,401	65,444
Non-controlling interests	254	218	244
Total equity	65,536	62,619	65,688

Liabilities
Non-current liabilities
Borrowings	41,581	43,225	43,284
Retirement benefit liabilities	1,717	1,489	1,665
Deferred tax liabilities	17,703	17,612	17,776
Other provisions for liabilities	344	347	331
Trade and other payables	1,047	1,059	1,055
Derivative financial instruments	391	100	214
Total non-current liabilities	62,783	63,832	64,325

Current liabilities
Borrowings	8,711	5,287	4,225
Income tax payable	792	739	853
Other provisions for liabilities	294	330	318
Trade and other payables	9,762	9,498	10,631
Derivative financial instruments	234	196	302
Total current liabilities	19,793	16,050	16,329
Total equity and liabilities	148,112	142,501	146,342

The accompanying notes on pages 30 to 75 form an integral part of this condensed consolidated financial information.

Interim Financial Statements

GROUP CASH FLOW STATEMENT – unaudited

	6 months to		Year to
	30.6.19	30.6.18	31.12.18
	£m	£m	£m
Cash flows from operating activities
Cash generated from operating activities (page 36)	3,394	4,670	11,972
Dividends received from associates	2	1	214
Tax paid	(1,108)	(813)	(1,891)
Net cash generated from operating activities	2,288	3,858	10,295

Cash flows from investing activities
Interest received	33	36	52
Purchases of property, plant and equipment	(178)	(205)	(758)
Proceeds on disposal of property, plant and equipment	8	9	38
Purchases of intangibles	(56)	(35)	(185)
Purchases of investments	(70)	(124)	(320)
Proceeds on disposals of investments	118	48	167
Investment in associates and acquisitions of other subsidiaries net of cash acquired	(63)	(14)	(32)
Proceeds on disposal of non-core business net of cash disposed	-	-	17
Net cash used in investing activities	(208)	(285)	(1,021)

Cash flows from financing activities
Interest paid	(789)	(752)	(1,559)
Proceeds from increases in and new borrowings	2,917	1,650	2,111
(Outflows)/inflows relating to derivative financial instruments	(80)	25	49
Purchases of own shares held in employee share ownership trusts	(117)	(143)	(139)
Reductions in and repayments of borrowings	(1,548)	(3,067)	(5,596)
Dividends paid to owners of the parent	(2,277)	(2,114)	(4,347)
Capital injection from/(Purchase of) non-controlling interests	13	-	(11)
Dividends paid to non-controlling interests	(88)	(96)	(142)
Other	1	4	4
Net cash used in financing activities	(1,968)	(4,493)	(9,630)
Net cash flows from/(used in) operating, investing and financing activities	112	(920)	(356)
Differences on exchange	(54)	(148)	(138)
Increase/(decrease) in net cash and cash equivalents in the period	58	(1,068)	(494)
Net cash and cash equivalents at 1 January	2,328	2,822	2,822
Net cash and cash equivalents at period end	2,386	1,754	2,328

Cash and cash equivalents per balance sheet	3,308	2,125	2,602
Overdrafts and accrued interest	(922)	(371)	(274)
Net cash and cash equivalents at period end	2,386	1,754	2,328

The accompanying notes on pages 30 to 75 form an integral part of this condensed consolidated financial information. The net cash outflows relating to the adjusting items on pages 33 and 34, included in the above, are £246 million (30 June 2018: £229 million; 31 December 2018: £601 million).

Notes to the Interim Financial Statements

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The condensed consolidated financial information comprises the unaudited interim financial information for the six months to 30 June 2019. This condensed consolidated financial information has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union (EU) and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules issued by the Financial Conduct Authority. The interim condensed consolidated financial information is unaudited.

The condensed consolidated financial information does not constitute statutory accounts within the meaning of the UK Companies Act 2006 and should be read in conjunction with the Annual Report and Form 20-F, including the audited financial statements for the year ended 31 December 2018, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, IFRS as adopted by the EU, and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented. The Annual Report and Form 20-F for 2018 represent the statutory accounts for that year and have been filed with the Registrar of Companies. The auditor’s report on those statements was unmodified and did not contain an emphasis of matter paragraph and did not contain any statement under Section 498 (2) or (3) of the Companies Act 2006.

This condensed consolidated financial information has been prepared under the historical cost convention, except in respect of certain financial instruments, and on a basis consistent with the accounting policies as set out in the Annual Report and Form 20-F for the year ended 31 December 2018, except where noted below.

With effect from 1 January 2019, the Group has applied IFRS 16 Leases to contractual arrangements which are, or contain, leases of assets, and consequently recognises right-to-use assets and lease liabilities at the commencement of the leasing arrangement, with the assets included as part of property, plant and equipment and the liabilities included as part of borrowings.

In adopting IFRS 16, the Group has applied the modified retrospective approach with no restatement of prior periods, as permitted by the Standard. Total assets and total equity and liabilities on 1 January 2019 have both increased by £607million. The Group has taken advantage of certain practical expedients available under the Standard, including “grandfathering” previously recognised lease arrangements such that contracts were not reassessed at the implementation date as to whether they were, or contained, a lease, and leases previously classified as finance leases under IAS 17 remained capitalised on the adoption of IFRS 16. In addition, as part of the implementation, the Group has applied a single discount rate to portfolios of leases with reasonably similar characteristics, has assessed whether individual leases are onerous prior to applying the Standard, has applied hindsight in determining the lease term if the contract contains options to extend or terminate the lease, and has not applied the capitalisation requirements of the Standard to leases for which the lease term ends within 12 months of the date of initial application.

Notes to the Interim Financial Statements

Accounting policies and basis of preparation cont…

The preparation of this condensed consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the date of this condensed consolidated financial information. Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the condensed consolidated financial information. The key estimates and assumptions were the same as those that applied to the consolidated financial information for the year ended 31 December 2018, apart from updating the assumptions used to determine the carrying value of liabilities for retirement benefit schemes. In the future, actual experience may deviate from these estimates and assumptions, which could affect this condensed consolidated financial information as the original estimates and assumptions are modified, as appropriate, in the period in which the circumstances change.

ADJUSTING ITEMS

Adjusting items are significant items of income or expense in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share, all of which are before the impact of adjusting items and which are reconciled from revenue, profit from operations and diluted earnings per share, respectively.

Notes to the Interim Financial Statements

ANALYSIS OF REVENUE BY SEGMENT

	2019					2018

	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted

Revenue	£m	£m	£m	£m	£m	£m	£m	£m
US	4,989	-	4,989	(299)	4,690	4,525	-	4,525
APME	2,405	-	2,405	16	2,421	2,384	-	2,384
AMSSA	2,015	-	2,015	83	2,098	1,951	-	1,951
ENA	2,761	(31)	2,730	65	2,795	2,776	(103)	2,673
Total Region	12,170	(31)	12,139	(135)	12,004	11,636	(103)	11,533

ADJUSTING ITEMS INCLUDED IN REVENUE

Adjusting items in revenue relate to certain third-party contract manufacturing arrangements. The Group acquires and sells goods inclusive of excise, acquired from a third party under short-term arrangements, and then passed on to customers. This increases both revenue and cost of sales, with no impact to profit from operations but distorts operating margin. To better reflect the underlying performance of the Group, this uplift from excise in both revenue and cost of sales has been adjusted for, given the temporary nature of the arrangement.

ANALYSIS OF PROFIT FROM OPERATIONS AND DILUTED EARNINGS PER SHARE BY SEGMENT

	2019					2018

	Reported	Adj Items[1]	Adjusted	Exchange	Adjusted at CC2	Reported	Adj Items[1]	Adjusted

Profit from Operations	£m	£m	£m	£m	£m	£m	£m	£m
US	2,249	234	2,483	(160)	2,323	1,875	214	2,089
APME	940	30	970	25	995	920	30	950
AMSSA	328	488	816	19	835	796	33	829
ENA	863	77	940	10	950	847	103	950
Total Region	4,380	829	5,209	(106)	5,103	4,438	380	4,818
Net finance costs	(773)	23	(750)	29	(721)	(701)	35	(666)
Associates and joint ventures	258	(29)	229	1	230	232	(37)	195
Profit before tax	3,865	823	4,688	(76)	4,612	3,969	378	4,347
Taxation	(971)	(216)	(1,187)	21	(1,166)	(1,193)	75	(1,118)
Non-controlling interests	(80)	(1)	(81)	1	(80)	(86)	-	(86)
Profit attributable to shareholders	2,814	606	3,420	(54)	3,366	2,690	453	3,143
Diluted number of shares (m)	2,291		2,291		2,291	2,291		2,291
Diluted earnings per share (pence)	122.8		149.3		146.9	117.4		137.2

Notes to the analysis of revenue and profit from operations above:

(1)	Adjusting items represent certain items which the Group considers distinctive based upon their size, nature or incidence.
(2)	CC: constant currency – measures are calculated based on a re-translation, at the prior year’s exchange rates, of the current year’s results of the Group and, where applicable, its segments.

Notes to the Interim Financial Statements

ADJUSTING ITEMS INCLUDED IN PROFIT FROM OPERATIONS

Adjusting items are significant items in the profit from operations that individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. These items are separately disclosed in the segmental analyses.

(a) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise, including the relevant operating costs of implementing the operating model. These costs represent additional expenses incurred that are not related to the normal business and day-to-day activities. The operating model includes revised organisation structures, standardised processes and shared back office services underpinned by a global single instance of SAP. These initiatives also include a review of the Group’s manufacturing operations, supply chain, overheads and indirect costs, organisational structure and systems and software used.  The costs of these initiatives, together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	6 months to		Year to
	30.6.19	30.6.18	31.12.18
	£m	£m	£m

Employee benefit costs	42	36	176
Depreciation and impairment costs	17	27	48
Other operating expenses	41	42	145
Other operating income	(7)	(6)	(6)
Total	93	99	363

The restructuring costs in the six-months ended 30 June 2019 include the costs of packages paid to employees in respect of permanent headcount reduction and the ongoing costs of the previously announced downsizing and factory rationalisation activities in Germany, Russia and APME. Included in other operating income are amounts related to the reversal of a deferred consideration provision in relation to the acquisition of TDR d.o.o. (TDR).

The adjusting charge in the six-months ended 30 June 2018 related to the integration costs associated with the acquisition of RAI and ongoing costs of implementing the revisions to the Group’s operating model. This included the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also covered the downsizing activities in Germany, partially offset by the income from sale of certain assets that have become available as part of the downsizing activities.

(b) Amortisation and impairment of trademarks and similar intangibles

Acquisitions including RAI, TDR and Skandinavisk Tobakskompagni in previous years, have resulted in the capitalisation of trademarks and similar intangibles that are amortised over their expected useful lives, which do not exceed 20 years. The charge of £175 million is included in depreciation, amortisation and impairment costs in the profit from operations for the six months to 30 June 2019 (30 June 2018: £189 million; 31 December 2018: £377 million).

(c) Fox River

In 2011, a Group subsidiary provided £274 million in respect of claims in relation to environmental clean-up costs of the Fox River. On 30 September 2014, a Group subsidiary, NCR, Appvion and Windward Prospects entered into a Funding Agreement with regard to the costs for the clean-up of Fox River. Based on this Funding Agreement, in the six months to 30 June 2019, £6 million has been paid (30 June 2018: £9 million; 31 December 2018: £30 million).

Notes to the Interim Financial Statements

Adjusting items included in profit from operations cont…

In January 2017, NCR and Appvion entered into a Consent Decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by the District Court of Wisconsin in August 2017.  The US Government enforcement action against NCR was terminated as a result of that order and contribution claims from the Potentially Responsible Parties (“PRPs”) against NCR were dismissed. On 4 January 2019, the US Government, P. H. Glatfelter and Georgia-Pacific (the remaining Fox River PRPs) sought approval for a separate Consent Decree settling the allocation of Fox River costs. This Consent Decree was approved by the District Court of the Eastern District of Wisconsin on 14 March 2019 and concludes all existing litigation on the Fox River. Considering these developments, the provision has been reviewed. No adjustment has been proposed, other than as related to the payments above, with the provision standing at £102 million at 30 June 2019 (30 June 2018: £129 million; 31 December 2018: £108 million).

In July 2016, the High Court ruled in a Group subsidiary’s favour that a dividend of €135 million (£121 million) paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of the Group subsidiary and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the Court found in the Group subsidiary’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$180 million(£145 million), related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. The appeal was heard in June 2018. Judgment was given on 6 February 2019 and the Court of Appeal upheld the High Court’s findings against Sequana. The Court of Appeal refused applications made by both parties for a further appeal to the U.K. Supreme Court. Both parties applied directly to the U.K. Supreme Court for permission to appeal in March 2019. Neither party has yet been informed by the Supreme Court of the outcome of these applications. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. On 7 March 2019, Sequana announced that it was unable to pay its debts and that it had applied to convert the Sauvegarde into “redressement judiciaire”, a form of insolvent receivership. On 15 May 2019, the Nanterre Commercial Court made an order placing Sequana into formal liquidation proceedings (“liquidation judiciaire”). No payments have been received.

(d) Other

In the six-months ended 30 June 2019, the Group incurred £561 million (30 June 2018: £92 million; 31 December 2018: £294 million) of other adjusting items. The charge in 2019 includes £436 million related to the Quebec class action as described on page 43. The charge also includes £114 million (30 June 2018: £77 million; 31 December 2018: £178 million) related to Engle progeny litigation offset by credits related to the Non-Participating Manufacturers settlement, which have been adjusted within “other operating expenses”.

The net assets of the Group’s Venezuelan operations are subject to accounting adjustments under IAS 29, Financial Accounting in Hyperinflationary Economies, as they are revalued, for accounting purposes, from their acquisition date to the balance sheet date. As previously disclosed in 2018, this led to an increase in the sterling carrying value that did not reflect the recoverable value of those assets. Accordingly, an impairment charge of £110 million was recognised and treated as an adjusting item within “depreciation, amortisation and impairment costs”.

Notes to the Interim Financial Statements

ADJUSTING ITEMS INCLUDED IN NET FINANCING COSTS

In the six months ended 30 June 2019, the Group incurred interest on adjusting tax payables of £23 million (30 June 2018: £35 million), including interest of £15 million (30 June 2018: £12 million) in relation to FII GLO, as described on page 45. Interest on adjusting tax payables in the six-months ended 30 June 2018 included interest of £22 million in relation to retrospective guidance by a tax authority on overseas withholding tax.

In 2018, the Group recognised a monetary gain of £45 million related to the application of hyperinflationary accounting in Venezuela.

ADJUSTING ITEMS INCLUDED IN SHARE OF POST-TAX RESULTS OF ASSOCIATES AND JOINT VENTURES

The following is a summary of the adjusting items incurred in respect of the Group’s associates and joint ventures, shown reflecting the Group’s share of post-tax results:

	6 months to		Year to
	30.6.19	30.6.18	31.12.18
	£m	£m	£m

Reversal of tax claim in ITC	-	10	10
Dilution of interest in ITC	29	27	22
Total	29	37	32

The Group’s interest in ITC decreased from 29.57% to 29.53% as a result of ITC issuing ordinary shares under the company’s Employees Share Option Scheme.  The issue of these shares and change in the Group’s share of ITC resulted in a gain of £29 million (30 June 2018: £27 million; 31 December 2018: £22 million), which is treated as a deemed partial disposal and included in the income statement. In 2018, ITC also recognised an adjusting gain related to the release of certain provisions related to a tax claim, the Group’s share of which, net of tax, was £10 million.

The share of post-tax results of associates and joint ventures is after the adjusting items shown above which are excluded from the calculation of adjusted earnings per share as set out on page 39.

ADJUSTING ITEMS INCLUDED IN TAXATION

In the six months to 30 June 2019, adjusting tax items included a net credit of £7 million mainly relating to changes in the US State tax rates in the period, related to the deferred tax liabilities arising on trademarks on the RAI acquisition in 2017.

As the above items are not reflective of the ongoing business, these have been recognised as adjusting items within taxation.

Adjusting tax items also includes £209 million for the six months to 30 June 2019 (30 June 2018: £71 million; 31 December 2018: £199 million) in respect of the taxation on other adjusting items, which are described on pages 33 and 34, with the increase on the prior year largely related to the charge associated with the Quebec Class Action.

Notes to the Interim Financial Statements
CASH FLOW

Net cash generated from operating activities

Net cash generated from operating activities in the IFRS cash flows on page 29 includes the following items:

	6 months to		Year to
	30.6.19	30.6.18	31.12.18
	£m	£m	£m

Profit from operations	4,380	4,438	9,313
Depreciation, amortisation and impairment	521	437	1,038
Increase in inventories	(666)	(582)	(192)
Decrease in receivables related to the charge in respect of the Quebec Class Action	436	-	-
(Increase)/decrease in trade and other receivables	(368)	(78)	502
(Decrease)/increase in provision for MSA	(622)	719	1,364
(Decrease)/increase in trade and other payables	(309)	(189)	123
Decrease in net retirement benefit liabilities	(19)	(77)	(100)
Decrease in other provisions	-	(66)	(107)
Other non-cash items	41	68	31
Cash generated from operating activities	3,394	4,670	11,972
Dividends received from associates	2	1	214
Tax paid	(1,108)	(813)	(1,891)
Net cash generated from operating activities	2,288	3,858	10,295

Net cash generated from operating activities fell by £1,570 million partly due to the timing of the payments related to the MSA in prior periods which benefited cash generation in 2018.  Other movements versus the six months ended 30 June 2018 include:

•	a higher increase in inventory largely due to the impact of inventory movements in Turkey;
•	a higher increase in trade and other receivables in Australia, Japan and Nigeria;
•

a decrease in receivable following the recognition of a charge in relation to the Quebec Class Action which resulted in the utilisation of the deposit against the current estimate of the liability; and

•	a larger decrease in trade and other payables largely related to the timing of excise payments in Turkey (associated with the inventory movements) and phasing of payments in Japan.

Expenditure on research and development was £138 million in the six- months ended 30 June 2019 (30 June 2018: £112 million) with a focus on products that could potentially reduce the risk associated with smoking conventional cigarettes.

Net cash used in investing activities

Net cash used in investing activities in the six-months ended 30 June 2019 was lower than the same period in 2018 at £208 million (30 June 2018: £285 million) largely due to the net cash inflow from investments in treasury instruments in certain markets.

Included within investing activities is gross capital expenditure which includes purchases of property, plant and equipment and purchases of intangibles. This includes the investment in the Group’s global operational infrastructure (including, but not limited to, the manufacturing network, trade marketing and IT systems). In the six-months ended 30 June 2019, the Group invested £234 million (30 June 2018: £241 million).

Notes to the Interim Financial Statements

Cash flow cont…

Net cash used in financing activities

Net cash used in financing activities was an outflow of £1,968 million in the first six months of 2019 (30 June 2018: £4,493 million outflow). The 2019 outflow was mainly due to the dividend payment of £2,277 million (30 June 2018: £2,114 million), an increase on prior year due to the higher dividend per share. The lower cash outflow from financing activities in the period, compared to the same period in 2018, was due to the relative movement in the issuance and repayment of borrowings

LIQUIDITY

The Treasury function is responsible for raising finance for the Group, managing the Group’s cash resources and the financial risks arising from underlying operations. All these activities are carried out under defined policies, procedures and limits, reviewed and approved by the Board, delegating oversight to the Finance Director and Treasury function.

The Group has targeted an average centrally managed bond maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling 12-month period. As at 30 June 2019, the average centrally managed debt maturity of bonds was 8.6 years (30 June 2018: 9.2 years; 31 December 2018: 8.8 years) and the highest proportion of centrally managed debt maturing in a single rolling 12-month period was 19.0% (30 June 2018: 14.0%; 31 December 2018: 18.4%).

The Group continues to maintain investment-grade credit ratings, with ratings from Moody’s/S&P at Baa2 (stable outlook)/BBB+ (stable outlook), respectively, with a medium-term target of Baa1/BBB+. The strength of the ratings has underpinned debt issuance and the Group is confident of its ability to successfully access the debt capital markets. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating.

All contractual borrowing covenants have been met and these covenants are not expected to inhibit the Group’s operations or funding plans.

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term). At 30 June 2019, the relevant ratios of floating* to fixed rate borrowings were 17:83 (30 June 2018: 24:76, 31 December 2018: 21:79) on a net basis.

It is Group policy that short-term sources of funds (including drawing under both the US$4 billion commercial paper programme and £3 billion euro commercial paper programmes) are backed by undrawn committed lines of credit and cash.

In March 2019, the Group repaid €820 million of bonds at maturity and in June 2019 repaid US$750 million of bonds at maturity. In July 2019, the Group:

•

extended the £3 billion 364-day revolving credit facility for a further 364-days, extending the final maturity to 2020. The Group also has access to a £3 billion revolving credit facility with a maturity date in 2021. These facilities were undrawn at 30 June 2019;

•	arranged short term bilateral facilities with some of its core banks for a total amount of £745 million; and
•

filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission pursuant to which B.A.T Capital Corporation and B.A.T. International Finance p.l.c. may issue debt securities guaranteed by certain members of the Group from time to time. This forms part of the Group’s strategy to ensure flexible and agile access to capital markets and the registration statement is initially valid for three years.

* The Group has evaluated its floating rate debt maturing after 2021 in connection with the potential discontinuation of LIBOR after 2021 as a result of the UK Financial Conduct Authority’s announcement on 27 July 2017. The Group believes that its contracts with interest rates based on LIBOR adequately provide for alternate calculations of interest in the event that LIBOR is unavailable. Although these alternative calculations may cause an administrative burden, the Group does not believe that it would materially adversely affect the Group or its ability to manage its interest rate risk.

Notes to the Interim Financial Statements

FAIR VALUE MEASUREMENTS AND VALUATION PROCESSES

The Group held certain financial instruments at fair value at 30 June 2019. The definitions and valuation techniques employed for these as at 30 June 2019 are consistent with those used at 31 December 2018 and disclosed in Note 23 on pages 181 to 185 of the 2018 Annual Report and Form 20-F:

-	Level 1 financial instruments are traded in an active market and fair value is based on quoted prices at the period end.
-

Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.

-

The fair values of level 3 financial instruments have been determined using a valuation technique where at least one input (which could have a significant effect on the instrument's valuation) is not based on observable market data. The Group’s level 3 financial instruments primarily consist of an equity investment in an unquoted entity, interest free loans and other treasury products which are valued using the discounted cash flows of estimated future cash flows.

While the carrying values of assets and liabilities at fair value have changed since 31 December 2018, the Group does not consider the movements in value to be significant, and the categorisation of these assets and liabilities in accordance with the disclosure requirements of IFRS 7 has not materially changed. The values of level 1 assets and level 3 assets are not material to the Group and were £105 million and £82 million respectively, at 30 June 2019 (30 June 2018: £88 million and £150 million respectively and 31 December 2018: £141 million and £76 million respectively).

Level 2 assets and liabilities are shown below.

	30.6.2019	30.6.2018	31.12.2018
	Level 2 £m	Level 2 £m	Level 2 £m
Assets at fair value
Derivatives relating to
– interest rate swaps	250	141	187
– cross-currency swaps	462	436	431
– forward foreign currency contracts	146	155	117
Assets at fair value	858	732	735
Liabilities at fair value
Derivatives relating to
– interest rate swaps	340	82	181
– cross-currency swaps	67	16	56
– forward foreign currency contracts	218	198	279
Liabilities at fair value	625	296	516

Borrowings are carried at amortised cost. The fair value of borrowings is estimated to be £49,816 million (30 June 2018: £47,527 million and 31 December 2018: £44,457 million). The value of other assets and liabilities held at amortised cost are not materially different from their fair values.

Notes to the Interim Financial Statements

RELATED PARTY DISCLOSURES

The Group’s related party transactions and relationships for 2018 were disclosed on page 190 of the Annual Report and Form 20-F for the year ended 31 December 2018. There were no material changes in related parties or related party transactions in the six-months ended 30 June 2019.

EARNINGS PER SHARE

Basic earnings per share were 4.6% higher at 123.2p (30 June 2018:  117.7p) driven by by the higher profit from operations (before the impact of the Quebec charge), the reduction in the effective tax rate from 30.1% to 25.1% and an improved performance from the Group’s main associate (ITC). Before adjusting items and including the dilutive effect of employee share schemes, adjusted diluted earnings per share grew by 8.8% to 149.3p (30 June 137.2p) as the Group’s improved operating performance, an increase in profit from associates and joint ventures and the translational foreign exchange tailwind on the Group’s results, was partially offset by the higher interest charges.  On a constant translational foreign exchange basis, adjusted diluted earnings per share were 7.1% higher at 146.9p.

	6 months to		Year to
	30.6.19	30.6.18	31.12.18
	pence	pence	pence
Earnings per share
- basic	123.2	117.7	264.0
- diluted	122.8	117.4	263.2
Adjusted earnings per share
- basic	149.7	137.5	297.6
- diluted	149.3	137.2	296.7
Headline earnings per share
- basic	123.5	117.2	269.9
- diluted	123.1	116.7	269.1

Basic earnings per share are based on the profit for the year attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period (excluding treasury shares). For the calculation of the diluted earnings per share, the weighted average number of shares reflects the potential dilutive effect of employee share schemes.

Adjusted diluted earnings per share are calculated by taking the following adjustments into account (see pages 33 to 35):

	6 months to		Year to
	30.6.19	30.6.18	31.12.18
	pence	pence	pence

Diluted earnings per share	122.8	117.4	263.2
Effect of restructuring and integration costs	7.2	3.9	12.2
Effect of amortisation of trademarks and similar intangibles	5.9	6.6	13.0
Effect of hyperinflation on Venezuela’s retained earnings	-	-	2.8
Effect of Quebec Class Action charge	14.0	-	-
Effect of other adjusting items	0.1	6.5	8.5
Effect of associates’ adjusting items	(1.3)	(1.7)	(1.4)
Effect of other adjusting items in net finance costs	1.0	1.5	1.8
Effect of adjusting items in respect of deferred taxation	(0.4)	3.0	(3.4)
Adjusted diluted earnings per share	149.3	137.2	296.7

Notes to the Interim Financial Statements

Earnings per share cont…

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements.  It is calculated in accordance with Circular 4/2018 ‘Headline Earnings’ as issued by the South African Institute of Chartered Accountants.

Diluted headline earnings per share are calculated by taking the following adjustments into account:

	6 months to		Year to
	30.6.19	30.6.18	31.12.18
	pence	pence	pence

Diluted earnings per share	122.8	117.4	263.2
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets - net of tax	1.7	1.1	7.5
Effect of gains on disposal of property, plant and equipment and held-for-sale assets - net of tax	(0.2)	(0.2)	(0.3)
Issue of shares and change in shareholding in associate	(1.2)	(1.2)	(1.0)
Other	-	(0.4)	(0.3)
Diluted headline earnings per share	123.1	116.7	269.1

The following is a reconciliation of earnings to headline earnings, in accordance with the JSE Listing Requirements:

	6 months to		Year to
	30.6.19	30.6.18	31.12.18
	£m	£m	£m

Earnings	2,814	2,690	6,032
Effect of impairment of intangibles and property, plant and equipment and held-for-sale assets - net of tax	40	29	173
Effect of gains on disposal of property, plant and equipment and held-for-sale assets - net of tax	(4)	(5)	(7)
Issue of shares and change in shareholding in associate	(29)	(27)	(22)
Other	-	(10)	(8)
Headline earnings	2,821	2,677	6,168

The earnings per share are based on:

	30.6.19		30.6.18		31.12.18
	Earnings	Shares	Earnings	Shares	Earnings	Shares
	£m	m	£m	m	£m	m
Earnings per share
- basic	2,814	2,284	2,690	2,285	6,032	2,285
- diluted	2,814	2,291	2,690	2,291	6,032	2,292
Adjusted earnings per share
- basic	3,420	2,284	3,143	2,285	6,801	2,285
- diluted	3,420	2,291	3,143	2,291	6,801	2,292
Headline earnings per share
- basic	2,821	2,284	2,677	2,285	6,168	2,285
- diluted	2,821	2,291	2,677	2,291	6,168	2,292

Notes to the Interim Financial Statements

ADOPTION OF IFRS 16 “LEASES”

With effect from 1 January 2019, the Group adopted IFRS 16 Leases with no revision of prior periods, as permitted by the Standard. In accordance with IFRS 16, the distinction between operating leases and finance leases has been removed. As a result, substantially all leasing arrangements were added to the balance sheet as lease liabilities and right-to-use assets.

As disclosed in the Notes on the Accounts in the 2018 Annual Report on Form 20-F, the anticipated impact of IFRS 16 to the Group’s balance sheet at 1 January 2019 was the capitalisation of £565 million right-to-use assets and lease liabilities of £562 million.

In 2019, as part of the implementation of IFRS 16, further lease commitments were identified resulting in an increase to right-to-use assets and lease liabilities. The impact of the new Standard to the Group’s balance sheet at 1 January 2019 is shown below:

	£m	£m
Minimum lease commitments
Property
Within one year	126
Between one and five years	290
Beyond five years	149
		565
Plant and equipment and other
Within one year	63
Between one and five years	106
		169

Total minimum lease commitments (amended)		734
Additional commitments on the exercise of options		30
Low value leases and short-term leases excluded		(24)
Discounted to present value		(133)
Capitalised as lease liabilities at 1 January 2019		607
Prepaid leases reclassified from receivables		3
Capitalised as right-to-use assets at 1 January 2019		610

The weighted average incremental borrowing rate applied in discounting lease commitments was 5.60%.

Notes to the Interim Financial Statements

CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS

The Group has contingent liabilities in respect of litigation, taxes and guarantees in various countries, as described below and further described in Note 28 to the 2018 Annual Report and Accounts and Form 20-F, pages 192 to 211. The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards. Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify.

In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management judgement. There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made. While the amounts that may be payable or receivable could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

Taxes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, among others, excise tax, value-added taxes, sales taxes, corporate taxes, withholding taxes and payroll taxes. The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense.

There are disputes that may proceed to litigation in a number of countries including Brazil, South Africa and the Netherlands. The Group believes that it has good grounds of defence against all these issues and has appealed the assessments in full.

In Bangladesh, on 25 July 2018, the Appellate Division of the Supreme Court in Bangladesh reversed the decision of the High Court against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to £170 million. The Attorney General has 30 days from receipt of the certified Court Order (which remains to be received) in which to seek a review of this decision.

On 27 June 2019, the Russian tax authority issued a preliminary audit report related to the application of legislation introduced in 2017 that prospectively limited the amount of production that could take place prior to excise tax increases, without being subject to higher excise tax rates. The preliminary audit report seeks to retrospectively apply the legislation to the years 2015 to 2017, with an assessment against the Group of £395 million plus penalties. The Group believes there are strong grounds to object to the preliminary assessment and has responded to the Federal Tax Service, confirming that the Group has acted within the tax code and stating that the application of the legislation should not apply retrospectively. Accordingly, at 30 June 2019, the Group has treated the assessment as a contingent liability in line with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

British American Tobacco Egypt LLC is subject to two ongoing civil cases concerning the imposition of sales tax on low price category brands brought by the Egyptian tax authority for £112 million. Management believes that the tax claims are unfounded and has appealed the tax claims. These cases are under review by the Council of State and hearings are scheduled for 28 August 2019 and 18 December 2019, respectively, for reviewing and submission of memoranda.

The Group is also appealing the ruling in respect of sales taxes and penalties in South Korea.

Notes to the Interim Financial Statements
Contingent liabilities and financial commitments cont…

Group litigation

Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of the cases, the amounts of compensatory and punitive damages sought are significant.

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere. If an adverse judgment is entered against any of the Group’s companies in any case, an appeal will be made where appropriate. Such appeals could require the appellants to post appeal bonds or substitute security in amounts that could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in a particular period could be materially affected by this and by the final outcome of any particular litigation.

In Canada, following the implementation of legislation enabling provincial governments to recover healthcare costs directly from tobacco manufacturers, ten actions for recovery of healthcare costs arising from the treatment of smoking and health-related diseases have been brought and are proceeding in ten provinces. Damages sought have not yet been quantified by all ten provinces; however, in respect of four provinces, the damages quantified in each of the provinces range between CAD$10 billion (£6.0 billion) and CAD$118 billion (£71 billion) and the province of Ontario delivered an expert report quantifying its damages in the range of CAD$280-630 billion (£170-£380 billion) in 2016/2017. Ontario has amended its Statement of Claim to claim damages of CAD$330 billion. In addition to the actions commenced by the provincial governments, there are numerous class actions outstanding against Group companies. As set out below, all of these actions are currently subject to stays of proceedings.

On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the two Quebec class actions. ITCAN’s share of the judgment is a maximum of CAD$ 9.2 billion. As a result of this judgment, the then immediate attempts by the Quebec plaintiffs to obtain payment out of the CAD$758 million on deposit with the court, the fact that JTI-MacDonald Corp (a co-defendant in the cases) filed for protection under the CCAA on 8 March 2019 and obtained a court ordered stay of all tobacco litigation in Canada as against all defendants (including the RJR Group Companies), and the need for a process to resolve all of the outstanding litigation across the country, on 12 March 2019, ITCAN filed for protection under the CCAA. In its application ITCAN asked the Ontario Superior Court to stay all pending or contemplated litigation against ITCAN, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation (the “Stays”). The Stays are currently in place until 4 October 2019 and a further extension of the Stays may be sought at the next comeback hearing, which is scheduled for 2 October 2019. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to ITCAN, certain of its subsidiaries or any other Group company.

Notes to the Interim Financial Statements
Contingent liabilities and financial commitments cont…

As at 30 June 2019 the Group’s subsidiaries, R. J. Reynolds Tobacco Company (“RJRT”), Lorillard Tobacco Company and/or Brown & Williamson Holdings, Inc., had collectively been served in a total of 1,984 pending Engle progeny cases filed on behalf of 2,508 individual plaintiffs. Many of these are in active discovery or nearing trial. From 1 January 2017 to 30 June 2019, RJRT or Lorillard Tobacco Company has paid judgments in 53 Engle progeny cases and have cumulatively paid US$410 million (£320 million) in compensatory or punitive damages and US$145 million (£115 million) for attorneys’ fees and statutory interest, for a total of US$555 million (£435 million) in these cases. In addition, from 1 January 2017 to 30 June 2019, outstanding jury verdicts in favour of the Engle progeny plaintiffs had been entered against RJRT or Lorillard Tobacco Company for US$68.7 million (£55 million) in compensatory damages and US$121.3 million (£95 million) in punitive damages. A significant majority of these verdicts are in various stages in the appellate process and have been bonded as required by Florida law under the US$200 million (£155 million) bond cap passed by the Florida legislature in 2009. Although the Group cannot currently predict when or how much it may be required to bond and pay, the Group companies will likely be required to bond and pay additional judgments as the litigation proceeds.

In respect of Fox River, on 6 February 2019 the English Court of Appeal affirmed the High Court’s 2016 and 2017 rulings against Sequana. Sequana is therefore liable to pay around US$180 million (£141 million) plus costs to a Group subsidiary. Both parties applied directly to the U.K. Supreme Court for permission to appeal in March 2019. Neither party has yet been informed by the Supreme Court of the outcome of these applications. Due to the uncertain outcome of the case no asset has been recognised in relation to the Court of Appeal’s ruling. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”). On 7 March 2019, Sequana announced that it was unable to pay its debts and that it had applied to convert the Sauvegarde into “redressement judiciaire”, a form of insolvent receivership. On 15 May 2019, the Nanterre Commercial Court made an order placing Sequana into formal liquidation proceedings (“liquidation judiciaire”). No payments have been received.

Other Investigations
As previously reported, the Group has been investigating, through external legal advisors, allegations of misconduct and has been liaising with the UK’s Serious Fraud Office (SFO) and other relevant authorities. It was announced in August 2017 that the SFO had opened an investigation in relation to the Company, its subsidiaries and associated persons. The Group is cooperating with the SFO’s investigation. A sub-Committee of the Board has oversight of these matters, providing support for the investigation between Board meetings. The outcomes of these matters will be decided by the relevant authorities or, if necessary, the courts. It is too early to predict the outcomes, but these could include the prosecution of individuals and/or of a Group company or companies. Accordingly, the potential for fines, penalties or other consequences cannot currently be assessed. As the investigation is ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

Summary

Having regard to all these matters, with the exception of Quebec, Fox River and potentially certain Engle progeny cases, the Group does not consider it appropriate to make any provision or charge in respect of any pending litigation. The Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change, then there could be a material impact on the financial statements of the Group.

Full details of the litigation against Group companies and tax disputes as at 31 December 2019 will be included in the Annual Report and Form 20-F for the year ended 31 December 2019. Whilst there has been some movement on new and existing cases against Group companies, there have been, except as otherwise stated, no material developments to date in 2019 that would impact on the financial position of the Group.

Notes to the Interim Financial Statements

FRANKED INVESTMENT INCOME GROUP LITIGATION ORDER (FII GLO)

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (“HMRC”) in the FII GLO. There are 25 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK. Full details are provided in the 2018 Annual Report and Accounts and Form 20-F. The Supreme Court judgment in the CFC & Dividend Group Litigation Order, of which Prudential is the test case, was delivered on 25 July 2018. Applying the Prudential judgment reduces the value of the FII claim to around £0.6 billion, mainly as the result of the application of simple interest. It is likely that the Supreme Court will hear the outstanding FII GLO appeals in 2020.

During 2015, HMRC paid to the Group a gross amount of £1.2 billion in two separate payments. Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period in respect of the receipt which, net of the £261 million deduction by HMRC, is held as deferred income.  Any future recognition as income will be treated as an adjusting item, due to the size of the order, with interest of £15 million in respect of the six-months ended 30 June 2019 (30 June 2018: £12 million; 31 December 2018: £25 million) accruing on the balance, which was also treated as an adjusting item.

Notes to the Interim Financial Statements

CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

The following consolidating financial information is required by the rules of the Securities and Exchange Commission and has been prepared as a requirement of the Regulation S-X 3-10.

The following condensed consolidating financial information relates to the guarantees of:

•US$10.3 billion RAI unsecured notes;

•US$149.5 million of Lorillard unsecured notes; and

•

US$17.2 billion of notes representing the portion (99.7%) of a total US$17.25 billion of notes issued by B.A.T Capital Corporation in connection with the acquisition of RAI exchanged for registered notes.

In addition, condensed consolidating financial information has been provided in relation to the guarantor composition for future offerings under the Shelf Registration Statement on Form F-3 filed on 17 July 2019.

The condensed consolidating financial statements have been prepared in accordance with the accounting policies as set out on pages 30 and 31 and in the Annual Report and Form 20-F for the year ended 31 December 2018 except where noted below.

Note: The following condensed consolidated financial statements report the contribution of each applicable company to the Group’s results and not the separate financial statements for each applicable company as local financial statements prepared in accordance with local legislative requirements and may differ from the financial information provided below. In particular, in respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or the RAI Group) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely, for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to International Financial Reporting Standards as issued by the IASB and adopted by the European Union (IFRS). To the extent any such financial information provided in these financial statements relate to the US business or RAI (and/or the RAI Group), it is provided as an explanation of the US business’ or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

RAI and Lorillard unsecured notes

The following condensed consolidating financial information relates to the guarantees of: US$10.3 billion (2018: US$11 billion) of RAI unsecured notes (referred to as “RB” below) and US$149.5 million (2018: US$231 million) of Lorillard unsecured notes (referred to as “LB” below). The subsidiaries disclosed below are wholly owned and the guarantees provided are full and unconditional, and joint and several.

The following condensed consolidating financial information includes the accounts and activities of:

a.	British American Tobacco p.l.c. (parent guarantor of RB and LB), referred to as “BAT p.l.c.” in financials below;
b.	R.J. Reynolds Tobacco Company (issuer of LB), referred to as “RJRT” in financials below;
c.	Reynolds American Inc. (issuer of RB, subsidiary guarantor of LB), referred to as “RAI” in financials below;
d.	R.J. Reynolds Tobacco Holdings Inc. (subsidiary guarantor of RB and LB), referred to as “RJRTH” in financials below;
e.	other direct and indirect subsidiaries of the BAT Group that are not guarantors;
f.	elimination entries necessary to consolidate the parent with the issuer, the subsidiary guarantors and non-guarantor subsidiaries; and
g.	the BAT Group on a consolidated basis.

Notes to the Interim Financial Statements

	Condensed Consolidating Income Statement

Period ended 30 June 2019

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Revenue	—	4,039	—	—	8,269	(138)	12,170

Raw materials and consumables used	—	(303)	—	—	(2,025)	117	(2,211)

Changes in inventories of finished goods and work in progress	—	(4)	—	—	152	—	148

Employee benefit costs	(4)	(99)	(8)	—	(1,369)	5	(1,475)

Depreciation, amortisation and impairment costs	—	(40)	—	—	(481)	—	(521)

Other operating income	—	1	13	—	1,692	(1,677)	29

Other operating expenses	(13)	(3,324)	(8)	—	(2,116)	1,701	(3,760)

(Loss)/profit from operations	(17)	270	(3)	—	4,122	8	4,380

Net finance income/(costs)	48	3	(217)	1	(565)	(43)	(773)

Share of post-tax results of associates and joint ventures	—	—	—	—	258	—	258

Profit before taxation	31	273	(220)	1	3,815	(35)	3,865

Taxation on ordinary activities	—	(70)	50	—	(946)	(5)	(971)

Equity income from subsidiaries	2,895	1,210	1,828	1,424	—	(7,357)	—

Profit for the period	2,926	1,413	1,658	1,425	2,869	(7,397)	2,894

Attributable to:

Owners of the parent	2,926	1,413	1,658	1,425	2,789	(7,397)	2,814

Non-controlling interests	—	—	—	—	80	—	80

	2,926	1,413	1,658	1,425	2,869	(7,397)	2,894

Notes to the Interim Financial Statements

	Condensed Consolidating Income Statement

Period ended 30 June 2018

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Revenue	—	3,684	—	—	8,038	(86)	11,636

Raw materials and consumables used	—	(291)	—	—	(2,121)	57	(2,355)

Changes in inventories of finished goods and work in progress	—	(4)	—	—	80	—	76

Employee benefit costs	(5)	(86)	(2)	—	(1,321)	5	(1,409)

Depreciation, amortisation and impairment costs	—	(50)	—	—	(387)	—	(437)

Other operating income	—	2	11	—	1,587	(1,568)	32

Other operating expenses	(11)	(3,189)	(4)	—	(1,490)	1,589	(3,105)

(Loss)/profit from operations	(16)	66	5	—	4,386	(3)	4,438

Net finance income/(costs)	36	(1)	(206)	1	(490)	(41)	(701)

Share of post-tax results of associates and joint ventures	—	—	—	—	232	—	232

Profit before taxation	20	65	(201)	1	4,128	(44)	3,969

Taxation on ordinary activities	—	(55)	41	—	(1,179)	—	(1,193)

Equity income from subsidiaries	2,776	1,201	1,625	1,227	—	(6,829)	—

Profit for the period	2,796	1,211	1,465	1,228	2,949	(6,873)	2,776

Attributable to:

Owners of the parent	2,796	1,211	1,465	1,228	2,863	(6,873)	2,690

Non-controlling interests	—	—	—	—	86	—	86

	2,796	1,211	1,465	1,228	2,949	(6,873)	2,776

Notes to the Interim Financial Statements

	Condensed Consolidating Statement of Other Comprehensive Income

Period ended 30 June 2019

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Profit for the period	2,926	1,413	1,658	1,425	2,869	(7,397)	2,894

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:	—	58	58	58	73	(175)	72

Differences on exchange	—	58	58	58	154	(175)	153

Cash flow hedges	—	—	—	—	(161)	—	(161)

Net investment hedges	—	—	—	—	4	—	4

Associates - share of OCI net of tax	—	—	—	—	29	—	29

Tax on items that may be reclassified	—	—	—	—	47	—	47

Items that will not be reclassified subsequently to profit or loss:	—	41	10	12	(698)	(27)	(662)

Retirement benefit schemes	—	46	14	17	(874)	(36)	(833)
Associates - share of OCI net of tax	—	—	—	—	15	—	15
Tax on items that will not be reclassified	—	(5)	(4)	(5)	161	9	156

Total other comprehensive income/(expense) for the period, net of tax	—	99	68	70	(625)	(202)	(590)

Share of OCI (other reserves)	(662)	—	—	—	—	662	—

Share of OCI (retained earnings)	72	—	—	—	—	(72)	—

Total comprehensive income/(expense) for the period, net of tax	2,336	1,512	1,726	1,495	2,244	(7,009)	2,304

Attributable to:

Owners of the parent	2,336	1,512	1,726	1,495	2,171	(7,009)	2,231

Non-controlling interests	—	—	—	—	73	—	73

	2,336	1,512	1,726	1,495	2,244	(7,009)	2,304

Notes to the Interim Financial Statements

	Condensed Consolidating Statement of Other Comprehensive Income

Period ended 30 June 2018

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Profit for the period	2,796	1,211	1,465	1,228	2,949	(6,873)	2,776

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:	—	—	—	—	978	—	978

Differences on exchange	—	—	—	—	1,358	—	1,358

Cash flow hedges	—	—	—	—	15	—	15

Net investment hedges	—	—	—	—	(328)	—	(328)

Associates - share of OCI net of tax	—	—	—	—	(58)	—	(58)

Tax on items that may be reclassified	—	—	—	—	(9)	—	(9)

Items that will not be reclassified subsequently to profit or loss:	—	—	—	—	287	—	287

Retirement benefit schemes	—	—	—	—	343	—	343

Tax on items that will not be reclassified	—	—	—	—	(56)	—	(56)

Total other comprehensive income for the period, net of tax	—	—	—	—	1,265	—	1,265

Share of OCI (other reserves)	287	—	—	—	—	(287)	—

Share of OCI (retained earnings)	978	—	—	—	—	(978)	—

Total comprehensive income/(expense) for the period, net of tax	4,061	1,211	1,465	1,228	4,214	(8,138)	4,041

Attributable to:

Owners of the parent	4,061	1,211	1,465	1,228	4,125	(8,138)	3,952

Non-controlling interests	—	—	—	—	89	—	89

	4,061	1,211	1,465	1,228	4,214	(8,138)	4,041

Notes to the Interim Financial Statements

	Condensed Consolidating Balance Sheet

As at 30 June 2019

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Assets

Intangible assets	—	2,929	—	7,742	113,417	(1)	124,087

Property, plant and equipment	—	770	1	—	4,912	—	5,683

Investments in subsidiaries	29,775	17,424	30,976	19,562	—	(97,737)	—

Investments in associates and joint ventures	—	—	—	—	2,057	—	2,057

Retirement benefit assets	—	—	—	—	378	—	378

Deferred tax assets	—	448	18	4	37	—	507

Trade and other receivables	—	5	448	26	352	(548)	283

Investments held at fair value	—	—	—	—	20	—	20

Derivative financial instruments	—	—	—	—	681	—	681

Total non-current assets	29,775	21,576	31,443	27,334	121,854	(98,286)	133,696

Inventories	—	681	—	—	6,008	20	6,709

Income tax receivable	—	28	—	—	66	—	94

Trade and other receivables	2,886	936	918	51	5,048	(5,887)	3,952

Investments held at fair value	—	—	—	—	167	—	167

Derivative financial instruments	—	—	—	—	177	—	177

Cash and cash equivalents	6	—	—	—	3,308	(6)	3,308

	2,892	1,645	918	51	14,774	(5,873)	14,407

Assets classified as held-for-sale	—	—	—	—	9	—	9

Total current assets	2,892	1,645	918	51	14,783	(5,873)	14,416

Total assets	32,667	23,221	32,361	27,385	136,637	(104,159)	148,112

Equity - capital and reserves

Share capital	614	14,962	14,358	22,605	2,191	(54,116)	614

Share premium, capital redemption and merger reserves	22,855	—	—	—	27,900	(24,148)	26,607

Other reserves	(573)	21	23	23	(260)	505	(261)

Retained earnings	6,975	4,585	7,093	4,716	36,305	(21,352)	38,322

Owners of the parent	29,871	19,568	21,474	27,344	66,136	(99,111)	65,282

Non-controlling interests	—	—	—	—	254	—	254

Total equity	29,871	19,568	21,474	27,344	66,390	(99,111)	65,536

Liabilities

Borrowings	1,571	41	7,015	—	34,525	(1,571)	41,581

Retirement benefit liabilities	—	800	54	17	846	—	1,717

Deferred tax liabilities	—	—	—	—	17,703	—	17,703

Provisions	1	1	—	—	343	(1)	344

Trade and other payables	8	13	80	—	1,502	(556)	1,047

Derivative financial instruments	—	—	—	—	391	—	391

Total non-current liabilities	1,580	855	7,149	17	55,310	(2,128)	62,783

Borrowings	13	161	3,104	—	7,401	(1,968)	8,711

Income tax payable	—	—	76	—	712	4	792

Provisions	—	24	—	—	270	—	294

Trade and other payables	1,203	2,613	558	24	6,320	(956)	9,762

Derivative financial instruments	—	—	—	—	234	—	234

Total current liabilities	1,216	2,798	3,738	24	14,937	(2,920)	19,793

Total equity and liabilities	32,667	23,221	32,361	27,385	136,637	(104,159)	148,112

Notes to the Interim Financial Statements

	Condensed Consolidating Balance Sheet

As at 31 December 2018

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Assets

Intangible assets	—	2,935	—	7,737	113,342	(1)	124,013

Property, plant and equipment	—	763	1	—	4,402	—	5,166

Investments in subsidiaries	32,543	21,368	30,625	19,636	—	(104,172)	—

Investments in associates and joint ventures	—	—	—	—	1,737	—	1,737

Retirement benefit assets	—	—	—	—	1,147	—	1,147

Deferred tax assets	—	521	17	4	(198)	—	344

Trade and other receivables	—	5	464	32	762	(578)	685

Investments held at fair value	—	—	—	—	39	—	39

Derivative financial instruments	—	—	—	—	556	—	556

Total non-current assets	32,543	25,592	31,107	27,409	121,787	(104,751)	133,687

Inventories	—	711	—	—	5,319	(1)	6,029

Income tax receivable	—	—	—	—	74	—	74

Trade and other receivables	7,306	1,102	820	59	4,431	(10,130)	3,588

Investments held at fair value	—	—	—	—	178	—	178

Derivative financial instruments	—	—	—	—	179	—	179

Cash and cash equivalents	6	—	—	—	2,602	(6)	2,602

	7,312	1,813	820	59	12,783	(10,137)	12,650

Assets classified as held-for-sale	—	—	—	—	5	—	5

Total current assets	7,312	1,813	820	59	12,788	(10,137)	12,655

Total assets	39,855	27,405	31,927	27,468	134,575	(114,888)	146,342

Equity - capital and reserves

Share capital	614	14,948	14,348	22,586	1,921	(53,803)	614

Share premium, capital redemption and merger reserves	22,854	—	—	—	28,755	(25,003)	26,606

Other reserves	204	(46)	(44)	(46)	(335)	(66)	(333)

Retained earnings	11,291	8,420	6,853	4,888	36,974	(29,869)	38,557

Owners of the parent	34,963	23,322	21,157	27,428	67,315	(108,741)	65,444

Non-controlling interests	—	—	—	—	244	—	244

Total equity	34,963	23,322	21,157	27,428	67,559	(108,741)	65,688

Liabilities

Borrowings	1,571	126	8,140	—	35,018	(1,571)	43,284

Retirement benefit liabilities	—	853	53	18	741	—	1,665

Deferred tax liabilities	—	—	—	—	17,776	—	17,776

Provisions	1	1	—	—	330	(1)	331

Trade and other payables	8	15	89	—	1,529	(586)	1,055

Derivative financial instruments	—	—	—	—	214	—	214

Total non-current liabilities	1,580	995	8,282	18	55,608	(2,158)	64,325

Borrowings	2,062	98	1,573	—	3,497	(3,005)	4,225

Income tax payable	—	8	133	—	712	—	853

Provisions	—	20	—	—	298	—	318

Trade and other payables	1,248	2,962	782	22	6,599	(982)	10,631

Derivative financial instruments	2	—	—	—	302	(2)	302

Total current liabilities	3,312	3,088	2,488	22	11,408	(3,989)	16,329

Total equity and liabilities	39,855	27,405	31,927	27,468	134,575	(114,888)	146,342

Notes to the Interim Financial Statements

	Condensed Consolidating Cash Flow Statement

Period ended 30 June 2019

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Net cash (used in)/generated from operating activities	(112)	(167)	(103)	—	2,556	114	2,288

Net cash generated from/(used in) investing activities	84	1,483	1,655	1,528	(164)	(4,794)	(208)

Net cash generated from/(used in) financing activities	28	(1,316)	(1,552)	(1,528)	(2,835)	5,235	(1,968)

Net cash flows (used in)/generated from operating, investing and financing activities	—	—	—	—	(443)	555	112

Differences on exchange	—	—	—	—	(54)	—	(54)

(Decrease)/increase in net cash and cash equivalents in the period	—	—	—	—	(497)	555	58

Net cash and cash equivalents at 1 January*	6	—	—	—	2,328	(6)	2,328

Net cash and cash equivalents at 30 June	6	—	—	—	1,831	549	2,386

Notes to the Interim Financial Statements

	Condensed Consolidating Cash Flow Statement

Period ended 30 June 2018

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor	Issuer (LB)	Issuer (RB) Subsidiary guarantor (LB)	Subsidiary guarantor (LB & RB)	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Net cash (used in)/generated from operating activities	(47)	1,497	264	(8)	2,096	56	3,858

Net cash generated from/(used in) investing activities	103	827	1,171	914	(224)	(3,076)	(285)

Net cash (used in)/generated from financing activities	(56)	(2,325)	(1,436)	(906)	(4,299)	4,529	(4,493)

Net cash flows (used in)/generated from operating, investing and financing activities	—	(1)	(1)	—	(2,427)	1,509	(920)

Differences on exchange	—	—	—	—	(148)	—	(148)

(Decrease)/increase in net cash and cash equivalents in the period	—	(1)	(1)	—	(2,575)	1,509	(1,068)

Net cash and cash equivalents at 1 January*	5	2	2	—	2,818	(5)	2,822

Net cash and cash equivalents at 30 June	5	1	1	—	243	1,504	1,754

* The opening balance of net cash and cash equivalents represents external cash held by the parent guarantor, issuer, subsidiary guarantors and non-guarantor subsidiaries.

Notes to the Interim Financial Statements

CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

BATCAP bonds

The following condensed consolidating financial information relates to the guarantees of the US$17.2 billion of notes issued by B.A.T Capital Corporation in connection with the exchange offer required by the registration rights agreement entered into in connection with the US$17.25 billion bond offering related to the acquisition of RAI representing the registered portion (99.7%) of the total principal amount. The subsidiaries disclosed below are wholly owned and the guarantees provided are full and unconditional, and joint and several.

The following condensed consolidating financial information includes the accounts and activities of:

a.	British American Tobacco p.l.c. (as the parent guarantor), referred to as “BAT p.l.c.” in financials below;
b.	B.A.T Capital Corporation (as an issuer), referred to as “BATCAP” in financials below;
c.	B.A.T. International Finance p.l.c. (as a subsidiary guarantor), referred to as “BATIF” in the financials below;
d.	British American Tobacco Holdings (The Netherlands) B.V. (as a subsidiary guarantor), referred to as “BATHTN” in the financials below;
e.	B.A.T. Netherlands Finance B.V. and Reynolds American Inc. (as subsidiary guarantors), referred to as “BATNF” and “RAI” respectively in the financials below;
f.	other direct and indirect subsidiaries of the BAT Group that are not guarantors;
g.	elimination entries necessary to consolidate the parent with the issuer, the subsidiary guarantors and non-guarantor subsidiaries; and
h.	the BAT Group on a consolidated basis.

Notes to the Interim Financial Statements

	Condensed Consolidating Income Statement

Period ended 30 June 2019

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m

Revenue	—	—	—	—	—	12,170	—	12,170

Raw materials and consumables used	—	—	—	—	—	(2,211)	—	(2,211)

Changes in inventories of finished goods and work in progress	—	—	—	—	—	148	—	148

Employee benefit costs	(4)	—	—	(1)	(8)	(1,466)	4	(1,475)

Depreciation, amortisation and impairment costs	—	—	—	—	—	(521)	—	(521)

Other operating income	—	—	—	—	13	16	—	29

Other operating expenses	(13)	(2)	(2)	(1)	(8)	(3,747)	13	(3,760)

(Loss)/profit from operations	(17)	(2)	(2)	(2)	(3)	4,389	17	4,380

Net finance income/(costs)	48	16	96	5	(217)	(727)	6	(773)

Share of post-tax results of associates and joint ventures	—	—	—	—	—	258	—	258

Profit before taxation	31	14	94	3	(220)	3,920	23	3,865

Taxation on ordinary activities	—	(3)	4	—	50	(1,022)	—	(971)

Equity income from subsidiaries	2,895	—	—	—	1,828	—	(4,723)	—

Profit for the period	2,926	11	98	3	1,658	2,898	(4,700)	2,894

Attributable to:

Owners of the parent	2,926	11	98	3	1,658	2,818	(4,700)	2,814

Non-controlling interests	—	—	—	—	—	80	—	80

	2,926	11	98	3	1,658	2,898	(4,700)	2,894

Notes to the Interim Financial Statements

	Condensed Consolidating Income Statement

Period ended 30 June 2018

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m

Revenue	—	—	—	—	—	11,636	—	11,636

Raw materials and consumables used	—	—	—	—	—	(2,355)	—	(2,355)

Changes in inventories of finished goods and work in progress	—	—	—	—	—	76	—	76

Employee benefit costs	(5)	—	—	(1)	(2)	(1,406)	5	(1,409)

Depreciation, amortisation and impairment costs	—	—	—	—	—	(437)	—	(437)

Other operating income	—	—	—	—	11	21	—	32

Other operating expenses	(11)	(1)	(1)	(1)	(4)	(3,098)	11	(3,105)

(Loss)/profit from operations	(16)	(1)	(1)	(2)	5	4,437	16	4,438

Net finance income/(costs)	36	223	36	7	(206)	(686)	(111)	(701)

Share of post-tax results of associates and joint ventures	—	—	—	—	—	232	—	232

Profit before taxation	20	222	35	5	(201)	3,983	(95)	3,969

Taxation on ordinary activities	—	(76)	3	—	41	(1,161)	—	(1,193)

Equity income from subsidiaries	2,776	—	—	—	1,625	—	(4,401)	—

Profit for the period	2,796	146	38	5	1,465	2,822	(4,496)	2,776

Attributable to:

Owners of the parent	2,796	146	38	5	1,465	2,736	(4,496)	2,690

Non-controlling interests	—	—	—	—	—	86	—	86

	2,796	146	38	5	1,465	2,822	(4,496)	2,776

Notes to the Interim Financial Statements

	Condensed Consolidating Statement of Other Comprehensive Income

Period ended 30 June 2019

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m

Profit for the period	2,926	11	98	3	1,658	2,898	(4,700)	2,894

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:	—	(167)	14	—	58	167	—	72

Differences on exchange	—	—	—	—	58	95	—	153

Cash flow hedges	—	(167)	14	—	—	(8)	—	(161)

Net investment hedges	—	—	—	—	—	4	—	4

Associates - share of OCI net of tax	—	—	—	—	—	29	—	29

Tax on items that may be reclassified	—	—	—	—	—	47	—	47

Items that will not be reclassified subsequently to profit or loss:	—	—	—	—	10	(672)	—	(662)

Retirement benefit schemes	—	—	—	—	14	(847)	—	(833)

Associates - share of OCI net of tax	—	—	—	—	—	15	—	15

Tax on items that will not be reclassified	—	—	—	—	(4)	160	—	156

Total other comprehensive (expense)/income for the period, net of tax	—	(167)	14	—	68	(505)	—	(590)

Share of OCI (other reserves)	(662)	—	—	—	—	—	662	—

Share of OCI (retained earnings)	72	—	—	—	—	—	(72)	—

Total comprehensive income/(expense) for the period, net of tax	2,336	(156)	112	3	1,726	2,393	(4,110)	2,304

Attributable to:

Owners of the parent	2,336	(156)	112	3	1,726	2,320	(4,110)	2,231

Non-controlling interests	—	—	—	—	—	73	—	73

	2,336	(156)	112	3	1,726	2,393	(4,110)	2,304

Notes to the Interim Financial Statements

	Condensed Consolidating Statement of Other Comprehensive Income

Period ended 30 June 2018

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m

Profit for the period	2,796	146	38	5	1,465	2,822	(4,496)	2,776

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:	—	19	10	—	—	949	—	978

Differences on exchange	—	—	—	—	—	1,358	—	1,358

Cash flow hedges	—	19	10	—	—	(14)	—	15

Net investment hedges	—	—	—	—	—	(328)	—	(328)

Associates - share of OCI net of tax	—	—	—	—	—	(58)	—	(58)

Tax on items that may be reclassified	—	—	—	—	—	(9)	—	(9)

Items that will not be reclassified subsequently to profit or loss:	—	—	—	—	—	287	—	287

Retirement benefit schemes	—	—	—	—	—	343	—	343

Tax on items that will not be reclassified	—	—	—	—	—	(56)	—	(56)

Total other comprehensive income for the period, net of tax	—	19	10	—	—	1,236	—	1,265

Share of OCI (other reserves)	287	—	—	—	—	—	(287)	—

Share of OCI (retained earnings)	978	—	—	—	—	—	(978)	—

Total comprehensive income/(expense) for the period, net of tax	4,061	165	48	5	1,465	4,058	(5,761)	4,041

Attributable to:

Owners of the parent	4,061	165	48	5	1,465	3,969	(5,761)	3,952

Non-controlling interests	—	—	—	—	—	89	—	89

	4,061	165	48	5	1,465	4,058	(5,761)	4,041

Notes to the Interim Financial Statements

	Condensed Consolidating Balance Sheet

As at 30 June 2019

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m

Assets

Intangible assets	—	—	—	—	—	124,087	—	124,087

Property, plant and equipment	—	—	—	—	1	5,682	—	5,683

Investments in subsidiaries	29,775	—	718	1,498	30,976	—	(62,967)	—

Investments in associates and joint ventures	—	—	—	—	—	2,057	—	2,057

Retirement benefit assets	—	—	—	—	—	378	—	378

Deferred tax assets	—	113	—	—	18	376	—	507

Trade and other receivables	—	15,719	17,338	—	448	(34,165)	943	283

Investments held at fair value	—	—	—	—	—	20	—	20

Derivative financial instruments	—	—	1,013	—	—	(11)	(321)	681

Total non-current assets	29,775	15,832	19,069	1,498	31,443	98,424	(62,345)	133,696

Inventories	—	—	—	—	—	6,709	—	6,709

Income tax receivable	—	—	—	—	—	94	—	94

Trade and other receivables	2,886	2,118	22,617	64	918	(17,544)	(7,107)	3,952

Investments held at fair value	—	—	—	—	—	167	—	167

Derivative financial instruments	—	—	418	—	—	(233)	(8)	177

Cash and cash equivalents	6	843	926	—	—	1,539	(6)	3,308

	2,892	2,961	23,961	64	918	(9,268)	(7,121)	14,407

Assets classified as held-for-sale	—	—	—	—	—	9	—	9

Total current assets	2,892	2,961	23,961	64	918	(9,259)	(7,121)	14,416

Total assets	32,667	18,793	43,030	1,562	32,361	89,165	(69,466)	148,112

Equity - capital and reserves

Share capital	614	—	231	91	14,358	614	(15,294)	614

Share premium, capital redemption and merger reserves	22,855	30	—	1,233	—	34,125	(31,636)	26,607

Other reserves	(573)	(324)	(1,077)	340	23	(261)	1,611	(261)

Retained earnings	6,975	116	2,939	(109)	7,093	38,322	(17,014)	38,322

Owners of the parent	29,871	(178)	2,093	1,555	21,474	72,800	(62,333)	65,282

Non-controlling interests	—	—	—	—	—	254	—	254

Total equity	29,871	(178)	2,093	1,555	21,474	73,054	(62,333)	65,536

Liabilities

Borrowings	1,571	15,606	17,556	—	7,015	(1,109)	942	41,581

Retirement benefit liabilities	—	—	—	2	54	1,661	—	1,717

Deferred tax liabilities	—	—	26	—	—	17,677	—	17,703

Provisions	1	—	—	—	—	344	(1)	344

Trade and other payables	8	—	4	—	80	963	(8)	1,047

Derivative financial instruments	—	321	394	—	—	(3)	(321)	391

Total non-current liabilities	1,580	15,927	17,980	2	7,149	19,533	612	62,783

Borrowings	13	2,911	22,664	2	3,104	(12,280)	(7,703)	8,711

Income tax payable	—	3	—	2	76	711	—	792

Provisions	—	—	—	—	—	294	—	294

Trade and other payables	1,203	122	3	1	558	7,909	(34)	9,762

Derivative financial instruments	—	8	290	—	—	(56)	(8)	234

Total current liabilities	1,216	3,044	22,957	5	3,738	(3,422)	(7,745)	19,793

Total equity and liabilities	32,667	18,793	43,030	1,562	32,361	89,165	(69,466)	148,112

Notes to the Interim Financial Statements

	Condensed Consolidating Balance Sheet

As at 31 December 2018

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m

Assets

Intangible assets	—	—	—	—	—	124,013	—	124,013

Property, plant and equipment	—	—	—	—	1	5,165	—	5,166

Investments in subsidiaries	32,543	—	718	3,732	30,625	—	(67,618)	—

Investments in associates and joint ventures	—	—	—	—	—	1,737	—	1,737

Retirement benefit assets	—	—	—	15	—	1,132	—	1,147

Deferred tax assets	—	74	—	—	17	253	—	344

Trade and other receivables	—	15,707	21,911	—	464	(38,343)	946	685

Investments held at fair value	—	—	—	—	—	39	—	39

Derivative financial instruments	—	—	708	—	—	(7)	(145)	556

Total non-current assets	32,543	15,781	23,337	3,747	31,107	93,989	(66,817)	133,687

Inventories	—	—	—	—	—	6,029	—	6,029

Income tax receivable	—	—	—	—	—	74	—	74

Trade and other receivables	7,306	2,567	19,576	15	820	(13,626)	(13,070)	3,588

Investments held at fair value	—	—	—	—	—	178	—	178

Derivative financial instruments	—	—	405	—	—	(215)	(11)	179

Cash and cash equivalents	6	9	56	—	—	2,537	(6)	2,602

	—	—			—	5	—	5
	7,312	2,576	20,037	15	820	(5,023)	(13,087)	12,650

Assets classified as held-for-sale	—	—	—	—	—	5	—	5

Total current assets	7,312	2,576	20,037	15	820	(5,018)	(13,087)	12,655

Total assets	39,855	18,357	43,374	3,762	31,927	88,971	(79,904)	146,342

Equity - capital and reserves

Share capital	614	—	231	91	14,348	614	(15,284)	614

Share premium, capital redemption and merger reserves	22,854	30	—	3,401	—	33,562	(33,241)	26,606

Other reserves	204	(195)	(1,091)	363	(44)	(333)	763	(333)

Retained earnings	11,291	105	2,841	(100)	6,853	38,557	(20,990)	38,557

Owners of the parent	34,963	(60)	1,981	3,755	21,157	72,400	(68,752)	65,444

Non-controlling interests	—	—	—	—	—	244	—	244

Total equity	34,963	(60)	1,981	3,755	21,157	72,644	(68,752)	65,688

Liabilities

Borrowings	1,571	15,599	18,450	—	8,140	(1,422)	946	43,284

Retirement benefit liabilities	—	—	—	—	53	1,612	—	1,665

Deferred tax liabilities	—	—	30	4	—	17,742	—	17,776

Provisions	1	—	—	—	—	331	(1)	331

Trade and other payables	8	—	4	—	89	962	(8)	1,055

Derivative financial instruments	—	145	217	—	—	(3)	(145)	214

Total non-current liabilities	1,580	15,744	18,701	4	8,282	19,222	792	64,325

Borrowings	2,062	2,637	22,293	1	1,573	(12,519)	(11,822)	4,225

Income tax payable	—	2	—	—	133	718	—	853

Provisions	—	—	—	—	—	318	—	318

Trade and other payables	1,248	25	30	2	782	8,677	(133)	10,631

Derivative financial instruments	2	9	369	—	—	(89)	11	302

Total current liabilities	3,312	2,673	22,692	3	2,488	(2,895)	(11,944)	16,329

Total equity and liabilities	39,855	18,357	43,374	3,762	31,927	88,971	(79,904)	146,342

Notes to the Interim Financial Statements

	Condensed Consolidating Cash Flow Statement

Period ended 30 June 2019

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m

Net cash (used in)/generated from operating activities	(112)	(2)	(43)	—	(103)	2,436	112	2,288

Net cash generated from/(used in) investing activities	84	377	253	—	1,655	(2,505)	(72)	(208)

Net cash generated from/(used in) financing activities	28	445	75	—	(1,552)	(1,009)	45	(1,968)

Net cash flows generated from/(used in) operating, investing and financing activities	—	820	285	—	—	(1,078)	85	112

Differences on exchange	—	14	(20)	—	—	(48)	—	(54)

Increase/(decrease) in net cash and cash equivalents in the period	—	834	265	—	—	(1,126)	85	58

Net cash and cash equivalents at 1 January*	6	9	(35)	—	—	2,354	(6)	2,328

Net cash and cash equivalents at 30 June	6	843	230	—	—	1,228	79	2,386

* The opening balance of net cash and cash equivalents represents external cash held by the parent guarantor, issuer, subsidiary guarantors and non-guarantor subsidiaries.

Notes to the Interim Financial Statements

	Condensed Consolidating Cash Flow Statement

Period ended 30 June 2018

	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer	Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m

Net cash (used in)/generated from operating activities	(47)	(221)	34	1	264	3,781	46	3,858

Net cash generated from/(used in) investing activities	103	572	258	1	1,171	(2,253)	(137)	(285)

Net cash (used in)/generated from financing activities	(56)	(471)	(838)	(2)	(1,436)	(1,909)	219	(4,493)

Net cash flows (used in)/generated from operating, investing and financing activities	—	(120)	(546)	—	(1)	(381)	128	(920)

Differences on exchange	—	(2)	22	—	—	(168)	—	(148)

(Decrease)/increase in net cash and cash equivalents in the period	—	(122)	(524)	—	(1)	(549)	128	(1,068)

Net cash and cash equivalents at 1 January*	5	122	556	—	2	2,142	(5)	2,822

Net cash and cash equivalents at 30 June	5	—	32	—	1	1,593	123	1,754

* The opening balance of net cash and cash equivalents represents external cash held by the parent guarantor, issuer, subsidiary guarantors and non-guarantor subsidiaries.

Notes to the Interim Financial Statements

Shelf Registration Statement

The following condensed consolidating financial information relates to the Shelf Registration Statement on Form F-3 filed on 17 July 2019, pursuant to which B.A.T Capital Corporation or B.A.T. International Finance p.l.c. may issue an indefinite amount of debt securities.  The subsidiaries disclosed below are wholly owned and the guarantees provided are full and unconditional, and joint and several.

The following condensed consolidating financial information includes the accounts and activities of:

a.	British American Tobacco p.l.c. (as the parent guarantor), referred to as “BAT p.l.c.” in financials below;
b.	B.A.T Capital Corporation (as an issuer or a subsidiary guarantor, as the case may be), referred to as "BATCAP" in financials below;
c.	B.A.T. International Finance p.l.c. (as an issuer or a subsidiary guarantor, as the case may be), referred to as "BATIF" in financials below;
d.	Reynolds American Inc. (as a subsidiary guarantor), referred to as “RAI” in financials below;
e.	B.A.T. Netherlands Finance B.V. (as a subsidiary guarantor), referred to as "BATNF" in financials below;
f.	other direct and indirect subsidiaries of the BAT Group that are not guarantors;
g.	elimination entries necessary to consolidate the parent with the issuers, the subsidiary guarantors and non-guarantor subsidiaries; and
h.	the BAT Group on a consolidated basis.

Notes to the Interim Financial Statements

	Condensed Consolidating Income Statement

Period ended 30 June 2019

	BAT p.l.c.	BATCAP	BATIF	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer/ Subsidiary guarantor	Issuer/ Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Revenue	—	—	—	—	12,170	—	12,170

Raw materials and consumables used	—	—	—	—	(2,211)	—	(2,211)

Changes in inventories of finished goods and work in progress	—	—	—	—	148	—	148

Employee benefit costs	(4)	—	—	(8)	(1,467)	4	(1,475)

Depreciation, amortisation and impairment costs	—	—	—	—	(521)	—	(521)

Other operating income	—	—	—	13	16	—	29

Other operating expenses	(13)	(2)	(2)	(8)	(3,748)	13	(3,760)

(Loss)/profit from operations	(17)	(2)	(2)	(3)	4,387	17	4,380

Net finance income/(costs)	48	16	96	(217)	(721)	5	(773)

Share of post-tax results of associates and joint ventures	—	—	—	—	258	—	258

Profit before taxation	31	14	94	(220)	3,924	22	3,865

Taxation on ordinary activities	—	(3)	4	50	(1,022)	—	(971)

Equity income from subsidiaries	2,895	—	—	1,828	—	(4,723)	—

Profit for the period	2,926	11	98	1,658	2,902	(4,701)	2,894

Attributable to:

Owners of the parent	2,926	11	98	1,658	2,822	(4,701)	2,814

Non-controlling interests	—	—	—	—	80	—	80

	2,926	11	98	1,658	2,902	(4,701)	2,894

Notes to the Interim Financial Statements

	Condensed Consolidating Income Statement

Period ended 30 June 2018

	BAT p.l.c.	BATCAP	BATIF	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer/ Subsidiary guarantor	Issuer/ Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Revenue	—	—	—	—	11,636	—	11,636

Raw materials and consumables used	—	—	—	—	(2,355)	—	(2,355)

Changes in inventories of finished goods and work in progress	—	—	—	—	76	—	76

Employee benefit costs	(5)	—	—	(2)	(1,407)	5	(1,409)

Depreciation, amortisation and impairment costs	—	—	—	—	(437)	—	(437)

Other operating income	—	—	—	11	21	—	32

Other operating expenses	(11)	(1)	(1)	(4)	(3,099)	11	(3,105)

(Loss)/profit from operations	(16)	(1)	(1)	5	4,435	16	4,438

Net finance income/(costs)	36	223	36	(206)	(702)	(88)	(701)

Share of post-tax results of associates and joint ventures	—	—	—	—	232	—	232

Profit before taxation	20	222	35	(201)	3,965	(72)	3,969

Taxation on ordinary activities	—	(76)	3	41	(1,161)	—	(1,193)

Equity income from subsidiaries	2,776	—	—	1,625	—	(4,401)	—

Profit for the period	2,796	146	38	1,465	2,804	(4,473)	2,776

Attributable to:

Owners of the parent	2,796	146	38	1,465	2,718	(4,473)	2,690

Non-controlling interests	—	—	—	—	86	—	86

	2,796	146	38	1,465	2,804	(4,473)	2,776

Notes to the Interim Financial Statements

	Condensed Consolidating Statement of Other Comprehensive Income

Period ended 30 June 2019

	BAT p.l.c.	BATCAP	BATIF	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer/ Subsidiary guarantor	Issuer/ Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Profit for the period	2,926	11	98	1,658	2,902	(4,701)	2,894

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:	—	(167)	14	58	167	—	72

Differences on exchange	—	—	—	58	95	—	153

Cash flow hedges	—	(167)	14	—	(8)	—	(161)

Net investment hedges	—	—	—	—	4	—	4

Associates - share of OCI net of tax	—	—	—	—	29	—	29

Tax on items that may be reclassified	—	—	—	—	47	—	47

Items that will not be reclassified subsequently to profit or loss:	—	—	—	10	(672)	—	(662)

Retirement benefit schemes	—	—	—	14	(847)	—	(833)

Associates - share of OCI net of tax	—	—	—	—	15	—	15

Tax on items that will not be reclassified	—	—	—	(4)	160	—	156

Total other comprehensive (expense)/income for the period, net of tax	—	(167)	14	68	(505)	—	(590)

Share of OCI (other reserves)	(662)	—	—	—	—	662	—

Share of OCI (retained earnings)	72	—	—	—	—	(72)	—

Total comprehensive income/(expense) for the period, net of tax	2,336	(156)	112	1,726	2,397	(4,111)	2,304

Attributable to:

Owners of the parent	2,336	(156)	112	1,726	2,324	(4,111)	2,231

Non-controlling interests	—	—	—	—	73	—	73

	2,336	(156)	112	1,726	2,397	(4,111)	2,304

Notes to the Interim Financial Statements

	Condensed Consolidating Statement of Other Comprehensive Income

Period ended 30 June 2018

	BAT p.l.c.	BATCAP	BATIF	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer/ Subsidiary guarantor	Issuer/ Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Profit for the period	2,796	146	38	1,465	2,804	(4,473)	2,776

Other comprehensive income/(expense)

Items that may be reclassified subsequently to profit or loss:	—	19	10	—	949	—	978

Differences on exchange	—	—	—	—	1,358	—	1,358

Cash flow hedges	—	19	10	—	(14)	—	15

Net investment hedges	—	—	—	—	(328)	—	(328)

Associates - share of OCI net of tax	—	—	—	—	(58)	—	(58)

Tax on items that may be reclassified	—	—	—	—	(9)	—	(9)

Items that will not be reclassified subsequently to profit or loss:	—	—	—	—	287	—	287

Retirement benefit schemes	—	—	—	—	343	—	343

Tax on items that will not be reclassified	—	—	—	—	(56)	—	(56)

Total other comprehensive income for the period, net of tax	—	19	10	—	1,236	—	1,265

Share of OCI (other reserves)	287	—	—	—	—	(287)	—

Share of OCI (retained earnings)	978	—	—	—	—	(978)	—

Total comprehensive income/(expense) for the period, net of tax	4,061	165	48	1,465	4,040	(5,738)	4,041

Attributable to:

Owners of the parent	4,061	165	48	1,465	3,951	(5,738)	3,952

Non-controlling interests	—	—	—	—	89	—	89

	4,061	165	48	1,465	4,040	(5,738)	4,041

Notes to the Interim Financial Statements

	Condensed Consolidating Balance Sheet

As at 30 June 2019

	BAT p.l.c.	BATCAP	BATIF	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer/ Subsidiary guarantor	Issuer/ Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Assets

Intangible assets	—	—	—	—	124,087	—	124,087

Property, plant and equipment	—	—	—	1	5,682	—	5,683

Investments in subsidiaries	29,775	—	718	30,976	—	(61,469)	—

Investments in associates and joint ventures	—	—	—	—	2,057	—	2,057

Retirement benefit assets	—	—	—	—	378	—	378

Deferred tax assets	—	113	—	18	376	—	507

Trade and other receivables	—	15,719	17,338	448	(31,648)	(1,574)	283

Investments held at fair value	—	—	—	—	20	—	20

Derivative financial instruments	—	—	1,013	—	(11)	(321)	681

Total non-current assets	29,775	15,832	19,069	31,443	100,941	(63,364)	133,696

Inventories	—	—	—	—	6,709	—	6,709

Income tax receivable	—	—	—	—	94	—	94

Trade and other receivables	2,886	2,118	22,617	918	(17,543)	(7,044)	3,952

Investments held at fair value	—	—	—	—	167	—	167

Derivative financial instruments	—	—	418	—	(233)	(8)	177

Cash and cash equivalents	6	843	926	—	1,539	(6)	3,308

	2,892	2,961	23,961	918	(9,267)	(7,058)	14,407

Assets classified as held-for-sale	—	—	—	—	9	—	9

Total current assets	2,892	2,961	23,961	918	(9,258)	(7,058)	14,416

Total assets	32,667	18,793	43,030	32,361	91,683	(70,422)	148,112

Equity - capital and reserves

Share capital	614	—	231	14,358	614	(15,203)	614

Share premium, capital redemption and merger reserves	22,855	30	—	—	34,183	(30,461)	26,607

Other reserves	(573)	(324)	(1,077)	23	(261)	1,951	(261)

Retained earnings	6,975	116	2,939	7,093	38,322	(17,123)	38,322

Owners of the parent	29,871	(178)	2,093	21,474	72,858	(60,836)	65,282

Non-controlling interests	—	—	—	—	254	—	254

Total equity	29,871	(178)	2,093	21,474	73,112	(60,836)	65,536

Liabilities

Borrowings	1,571	15,606	17,556	7,015	1,407	(1,574)	41,581

Retirement benefit liabilities	—	—	—	54	1,663	—	1,717

Deferred tax liabilities	—	—	26	—	17,677	—	17,703

Provisions	1	—	—	—	344	(1)	344

Trade and other payables	8	—	4	80	963	(8)	1,047

Derivative financial instruments	—	321	394	—	(3)	(321)	391

Total non-current liabilities	1,580	15,927	17,980	7,149	22,051	(1,904)	62,783

Borrowings	13	2,911	22,664	3,104	(12,341)	(7,640)	8,711

Income tax payable	—	3	—	76	713	—	792

Provisions	—	—	—	—	294	—	294

Trade and other payables	1,203	122	3	558	7,910	(34)	9,762

Derivative financial instruments	—	8	290	—	(56)	(8)	234

Total current liabilities	1,216	3,044	22,957	3,738	(3,480)	(7,682)	19,793

Total equity and liabilities	32,667	18,793	43,030	32,361	91,683	(70,422)	148,112

Notes to the Interim Financial Statements

	Condensed Consolidating Balance Sheet

As at 31 December 2018

	BAT p.l.c.	BATCAP	BATIF	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer/ Subsidiary guarantor	Issuer/ Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Assets

Intangible assets	—	—	—	—	124,013	—	124,013

Property, plant and equipment	—	—	—	1	5,165	—	5,166

Investments in subsidiaries	32,543	—	718	30,625	—	(63,886)	—

Investments in associates and joint ventures	—	—	—	—	1,737	—	1,737

Retirement benefit assets	—	—	—	—	1,147	—	1,147

Deferred tax assets	—	74	—	17	253	—	344

Trade and other receivables	—	15,707	21,911	464	(35,822)	(1,575)	685

Investments held at fair value	—	—	—	—	39	—	39

Derivative financial instruments	—	—	708	—	(7)	(145)	556

Total non-current assets	32,543	15,781	23,337	31,107	96,525	(65,606)	133,687

Inventories	—	—	—	—	6,029	—	6,029

Income tax receivable	—	—	—	—	74	—	74

Trade and other receivables	7,306	2,567	19,576	820	(13,689)	(12,992)	3,588

Investments held at fair value	—	—	—	—	178	—	178

Derivative financial instruments	—	—	405	—	(215)	(11)	179

Cash and cash equivalents	6	9	56	—	2,537	(6)	2,602

	—	—		—	5	—	5
	7,312	2,576	20,037	820	(5,086)	(13,009)	12,650

Assets classified as held-for-sale	—	—	—	—	5	—	5

Total current assets	7,312	2,576	20,037	820	(5,081)	(13,009)	12,655

Total assets	39,855	18,357	43,374	31,927	91,444	(78,615)	146,342

Equity - capital and reserves

Share capital	614	—	231	14,348	614	(15,193)	614

Share premium, capital redemption and merger reserves	22,854	30	—	—	33,570	(29,848)	26,606

Other reserves	204	(195)	(1,091)	(44)	(319)	1,112	(333)

Retained earnings	11,291	105	2,841	6,853	38,558	(21,091)	38,557

Owners of the parent	34,963	(60)	1,981	21,157	72,423	(65,020)	65,444

Non-controlling interests	—	—	—	—	244	—	244

Total equity	34,963	(60)	1,981	21,157	72,667	(65,020)	65,688

Liabilities

Borrowings	1,571	15,599	18,450	8,140	1,099	(1,575)	43,284

Retirement benefit liabilities	—	—	—	53	1,612	—	1,665

Deferred tax liabilities	—	—	30	—	17,746	—	17,776

Provisions	1	—	—	—	331	(1)	331

Trade and other payables	8	—	4	89	962	(8)	1,055

Derivative financial instruments	—	145	217	—	(3)	(145)	214

Total non-current liabilities	1,580	15,744	18,701	8,282	21,747	(1,729)	64,325

Borrowings	2,062	2,637	22,293	1,573	(12,596)	(11,744)	4,225

Income tax payable	—	2	—	133	718	—	853

Provisions	—	—	—	—	318	—	318

Trade and other payables	1,248	25	30	782	8,679	(133)	10,631

Derivative financial instruments	2	9	369	—	(89)	11	302

Total current liabilities	3,312	2,673	22,692	2,488	(2,970)	(11,866)	16,329

Total equity and liabilities	39,855	18,357	43,374	31,927	91,444	(78,615)	146,342

Notes to the Interim Financial Statements

	Condensed Consolidating Cash Flow Statement

Period ended 30 June 2019

	BAT p.l.c.	BATCAP	BATIF	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer/ Subsidiary guarantor	Issuer/ Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Net cash (used in)/generated from operating activities	(112)	(2)	(43)	(103)	2,436	112	2,288

Net cash generated from/(used in) investing activities	84	377	253	1,655	(2,505)	(72)	(208)

Net cash generated from/(used in) financing activities	28	445	75	(1,552)	(1,009)	45	(1,968)

Net cash flows generated from/(used in) operating, investing and financing activities	—	820	285	—	(1,078)	85	112

Differences on exchange	—	14	(20)	—	(48)	—	(54)

Increase/(decrease) in net cash and cash equivalents in the period	—	834	265	—	(1,126)	85	58

Net cash and cash equivalents at 1 January*	6	9	(35)	—	2,354	(6)	2,328

Net cash and cash equivalents at 30 June	6	843	230	—	1,228	79	2,386

* The opening balance of net cash and cash equivalents represents external cash held by the parent guarantor, issuer, subsidiary guarantors and non-guarantor subsidiaries.

Notes to the Interim Financial Statements

	Condensed Consolidating Cash Flow Statement

Period ended 30 June 2018

	BAT p.l.c.	BATCAP	BATIF	BATNF & RAI	All other companies		BAT Group

	Parent guarantor	Issuer/ Subsidiary guarantor	Issuer/ Subsidiary guarantor	Subsidiary guarantors	Non-guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m

Net cash (used in)/generated from operating activities	(47)	(221)	34	264	3,782	46	3,858

Net cash generated from/(used in) investing activities	103	572	258	1,171	(2,252)	(137)	(285)

Net cash (used in)/generated from financing activities	(56)	(471)	(838)	(1,436)	(1,817)	125	(4,493)

Net cash flows (used in)/generated from operating, investing and financing activities	—	(120)	(546)	(1)	(287)	34	(920)

Differences on exchange	—	(2)	22	—	(168)	—	(148)

(Decrease)/increase in net cash and cash equivalents in the period	—	(122)	(524)	(1)	(455)	34	(1,068)

Net cash and cash equivalents at 1 January*	5	122	556	2	2,142	(5)	2,822

Net cash and cash equivalents at 30 June	5	—	32	1	1,687	29	1,754

* The opening balance of net cash and cash equivalents represents external cash held by the parent guarantor, issuer, subsidiary guarantors and non-guarantor subsidiaries.

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Other Information

DIVIDENDS

Declaration

On 28 February 2019, the Company announced that the Board had declared an interim dividend of 203.0p per ordinary share of 25p, payable in four equal quarterly instalments of 50.75p per ordinary share in May 2019, August 2019, November 2019 and February 2020.

The May 2019 dividend was paid to shareholders on the UK main register on 8 May 2019, to shareholders on the South Africa branch register on 9 May 2019 (due to a public holiday in South Africa on 8 May 2019) and to holders of American Depositary Shares (ADSs) on 13 May 2019. The three remaining quarterly dividends will be paid to shareholders registered on either the UK main register or the South Africa branch register, and to holders of ADSs, each on the applicable record dates set out under the heading ‘Key Dates’ below.

South Africa Branch Register

In accordance with the JSE Limited (JSE) Listing Requirements, the finalisation information relating to shareholders registered on the South Africa branch register (comprising the amount of the dividend in South African rand, the exchange rate and the associated conversion date) will be published on the dates stated on page 77, together with South Africa dividends tax information.

The quarterly dividends are regarded as ‘foreign dividends’ for the purposes of the South Africa Dividends Tax. For the purposes of South Africa Dividends Tax reporting, the source of income for the payment of the quarterly dividends is the United Kingdom.

Holders of ADSs

For holders of ADSs listed on the New York Stock Exchange (NYSE), the record dates and payment dates are also set out on page 77. The equivalent quarterly dividends receivable by holders of ADSs in US dollars will be calculated based on the exchange rate on the applicable payment date. A fee of US$0.005 per ADS will be charged by Citibank, N.A. in its capacity as depositary bank for the British American Tobacco American Depositary Receipts (ADRs) programme in respect of each quarterly dividend payment.

General dividend information

The Group recognises interim dividends in the period that they are confirmed by the Directors. Therefore, the results for the six-months ended 30 June 2019 reflect the first two quarterly dividends, of 50.75p per ordinary share as these were confirmed in March and June, respectively.

	For the six months ended June 2019
	Pence per share	US$ per ADS

Quarterly payment 1 - paid in May 2019	50.75	0.659699
Quarterly payment 2 - to be paid in August 2019	50.75	*
	101.50	-

* On 28 February 2019, a preliminary dividend announcement was made to the NYSE and other market participants with an amount of US$0.674492 per ADS using the exchange rate on that date. The final ADS amount will be announced on 8 August 2019, using the rate of exchange on that date.

Key Dates

In compliance with the requirements of the London Stock Exchange (LSE), the NYSE and Strate, the electronic settlement and custody system used by the JSE, the following salient dates for the remaining quarterly dividend payments are applicable. All dates are 2019, unless otherwise stated.

Other Information

Dividends cont…

Event	Payment No.2	Payment No.3	Payment No.4
Preliminary Announcement (included declaration data required for JSE purposes)	28 February 2019
Publication of finalisation information (JSE)	18 June*	23 September	12 December
No removal requests permitted between the UK main register and the South Africa branch register	18 June to 28 June (inclusive)	23 September to 4 October (inclusive)	12 December to 27 December (inclusive)
Last Day to Trade (LDT) cum- dividend (JSE)	25 June	1 October	20 December
Shares commence trading ex-dividend (JSE)	26 June	2 October	23 December
No transfers permitted between the UK main register and the South Africa branch register	26 June to 28 June (inclusive)	2 October to 4 October (inclusive)	23 December to 27 December (inclusive)
No shares may be dematerialised or rematerialised on the South Africa branch register	26 June to 28 June (inclusive)	2 October to 4 October (inclusive)	23 December to 27 December (inclusive)
Shares commence trading ex-dividend (LSE)	27 June	3 October	24 December
Shares commence trading ex-dividend (NYSE)	27 June	3 October	26 December
Record date (JSE, LSE and NYSE)	28 June	4 October	27 December
Last date for receipt of Dividend Reinvestment Plan (DRIP) elections (LSE)	18 July	24 October	16 January 2020
Payment date (LSE and JSE)	8 August	14 November	6 February 2020
ADS payment date (NYSE)	13 August	19 November	11 February 2020

*JSE finalisation information published on 18 June 2019 can be found on the British American Tobacco website www.bat.com.

Other Information

NON-GAAP MEASURES

To supplement the presentation of the Group’s results of operations and financial condition in accordance with IFRS, the Group also presents several non-GAAP measures used by management to monitor the Group’s performance. The Group’s management regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments. Please refer to the 2018 Annual Report on Form 20-F for a full description of each measure, pages 258 to 266.

Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The principal non-GAAP measures which the Group uses are adjusted revenue, adjusted revenue from the strategic portfolio, adjusted profit from operations and adjusted diluted earnings per share, which are before the impact of adjusting items and are reconciled from revenue, profit from operations and diluted earnings per share. Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The adjusting items are used to calculate the non-GAAP measures of adjusted revenue, adjusted profit from operations, adjusted operating margin, adjusted net finance costs, adjusted taxation, adjusted share of post-tax results of associates and joint ventures, underlying tax rate and adjusted diluted earnings per share. The Group also provides other non-GAAP measures of net debt and adjusted net debt, which the Group uses to monitor its financial position.

The Management Board, as the chief operating decision maker, reviews a number of our IFRS and non-GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in profit from operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

Other Information

Non-GAAP measures cont…

The Group also presents net debt and adjusted net debt, non-GAAP measures, on pages 16 and 17. The Group uses adjusted net debt to assess its financial capacity. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements in helping them to see how business financing has changed over the year. Net debt and adjusted net debt have limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to borrowings or total liabilities determined in accordance with IFRS. Net debt and adjusted net debt are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, the Group’s measures of financial position as determined in accordance with IFRS.

Due to the secondary listing of the ordinary shares of British American Tobacco p.l.c. on the main board of the JSE Limited (JSE) in South Africa, the Group is required to present headline earnings per share (HEPS) and diluted headline earnings per share, as alternative measures of earnings per share, calculated in accordance with Circular 4/2018 ‘Headline Earnings’ issued by the South African Institute of Chartered Accountants.  These are shown on page 40.

The Group also presents underlying tax rate, a non-GAAP measure, on page 14 and page 80. The Group uses underlying tax rate to assess the tax rate applicable to the Group’s underlying operations, excluding the Group’s share of post-tax results of associates and joint ventures in BAT’s pre-tax results and adjusting items. The Management Board believes that this additional measure, which is used internally, is useful to the users of the financial statements because it excludes the contribution from the Group’s associates, recognised after tax but within the Group’s pre-tax profits, and adjusting items, thereby enhancing users’ understanding of underlying business performance. Underlying tax rate has limitations as an analytical tool. It is not a presentation made in accordance with IFRS and should not be considered as an alternative to the Group’s effective tax rate as determined in accordance with IFRS. Underlying tax rate is not necessarily comparable to similarly titled measures used by other companies. As a result, this measure should not be considered in isolation from, or as a substitute analysis for, the Group’s underlying tax rate as determined in accordance with IFRS.

Other Information

Non-GAAP measures cont…

Adjusted Revenue

Definition: Revenue before the impact of adjusting items.

	6 months to
	30.6.19	30.6.18
	£m	£m
Revenue	12,170	11,636
Less: Excise on goods bought-in on short-term arrangements	(31)	(103)
Adjusted revenue	12,139	11,533
Impact of foreign exchange	(135)	-
Adjusted revenue re-translated at constant exchange rates	12,004	11,533

Adjusted Revenue from the Strategic Portfolio

Definition: Revenue before the impact of adjusting items derived from the Strategic Portfolio. This measure enables users of the financial statements to better compare the Group’s business performance across periods and with reference to the Group’s investment activity.  A reconciliation from revenue is provided on page 4.

Adjusted profit from operations

Definition: Profit from operations before the impact of adjusting items.

	6 months to
	30.6.19	30.6.18
	£m	£m
Profit from operations	4,380	4,438
Restructuring and integration costs	93	99
Amortisation and impairment of trademarks and similar intangibles	175	189
Charge in respect of Quebec	436	-
Other adjusting items	125	92
Adjusted profit from operations	5,209	4,818
Impact of foreign exchange	(106)	-
Adjusted profit from operations re-translated at constant exchange rates	5,103	4,818

Underlying tax rate

Definition: Tax rate incurred before the impact of adjusting items and to adjust for the inclusion of the Group’s share of post-tax results of associates and joint ventures within the Group’s pre-tax results.

	6 months to
	30.6.19	30.6.18
	£m	£m
Profit before taxation	3,865	3,969
Less: Share of post-tax results of associates and joint ventures	(258)	(232)
Adjusting items within profit from operations	829	380
Adjusting items within finance costs	23	35
Adjusted profit before taxation, excluding associates and joint ventures	4,459	4,152

Taxation on ordinary activities	971	1,193
Adjusting items within taxation	7	(146)
Taxation on adjusting items	209	71
Adjusted taxation	1,187	1,118
Underlying tax rate	26.6%	26.9%

Other Information

Non-GAAP measures cont…

Adjusted diluted earnings per share, at constant rates of exchange

Definition: diluted earnings per share before the impact of adjusting items, presented in the prior year’s rate of exchange.

	6 months to
	30.6.19	30.6.18
	pence	pence
Diluted earnings per share	122.8	117.4
Effect of restructuring and integration costs	7.2	3.9
Effect of amortisation of trademarks and similar intangibles	5.9	6.6
Effect of Quebec class action charge	14.0	-
Effect of other adjusting items	0.1	6.5
Effect of associates’ adjusting items	(1.3)	(1.7)
Effect of adjusting items in net finance costs	1.0	1.5
Effect of adjusting items in respect of deferred taxation	(0.4)	3.0
Adjusted diluted earnings per share	149.3	137.2
Impact of foreign exchange	(2.4)	-
Adjusted diluted earnings per share, at constant exchange rates	146.9	137.2

Other Information

Non-GAAP measures cont…

Adjusted net debt

Definition: total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of RAI acquired debt arising as part of the PPA process.

	As at
	30.6.19	30.6.18
	£m	£m
Total borrowings	(50,292)	(48,512)
Derivatives in respect of net debt:
- Assets	791	627
- Liabilities	(421)	(107)
Cash and cash equivalents	3,308	2,125
Current investments held at fair value	167	188
Total net debt	(46,447)	(45,679)
PPA to RAI debt	915	940
Adjusted net debt	(45,532)	(44,739)

ADDITIONAL INFORMATION

British American Tobacco is one of the world's leading consumer products businesses, with brands sold in more than 200 markets. We have strategic combustible and THP brands – Dunhill, Kent, Lucky Strike, Pall Mall, Rothmans, Newport, Camel (in the US) and Natural American Spirit (in the US) – and over 200 brands in our portfolio, including a growing portfolio of other potentially reduced-risk products. We hold robust market positions in each of our regions and have leadership positions in more than 55 markets.

References in this document to information on websites, including the web address of BAT, have been included as inactive textual references only. These websites and the information contained therein or connected thereto are not intended to be incorporated into or to form part of this report.

Other Information

PUBLICATION OF HALF-YEAR REPORT

This Half-Year Report is released or otherwise made available or notified to the London Stock Exchange, the JSE Limited and the New York Stock Exchange and filed in accordance with applicable regulations.  It may be viewed and downloaded from our website www.bat.com.

Copies of the announcement may also be obtained during normal business hours from: (1) the Company’s registered office; (2) the Company’s representative office in South Africa; (3) British American Tobacco Publications; and (4) Citibank Shareholder Services. Contact details are set out below.

ANNUAL REPORT: Statutory Accounts

The information for the year ended 31 December 2018 does not constitute statutory accounts as defined in s434 of the Companies Act 2006. A copy of the statutory accounts for the year 2018 has been delivered to the Registrar of Companies. The auditor’s report on the 2018 accounts was unmodified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of the Companies Act 2006.

OTHER PRODUCTS

The Group reports volumes as additional information. This is done, where appropriate, with cigarette sticks as the basis, with usage levels applied to other products to calculate the equivalent number of cigarette units.

The conversion rates that are applied:

Equivalent to one cigarette

Tobacco Heat sticks	1 heat stick
Cigars	1 cigar regardless of size
Modern Oral	1 pouch
Traditional Oral
-Pouch	1 pouch
-Moist Snuff	2.8 gram
-Dry Snuff	2.0 gram
-Loose leaf, plug, twist	7.1 gram
Pipe tobacco	0.8 gram
Roll Your Own	0.8 gram
Make-your-own (MYO)
-Expanded tobacco	0.5 gram
-Optimised tobacco	0.7 gram

Roll-your-own (RYO)

Loose tobacco designed for hand rolling, normally a finer cut with higher moisture, compared to cigarette tobacco.

Make-your-own (MYO)

MYO expanded tobacco; also known as volume tobacco.

Loose cigarette tobacco with enhanced filling properties – to allow higher yields of cigarettes/kg - designed for use with cigarette tubes and filled via a tobacco tubing machine.

MYO non-expanded tobacco; also known as optimised tobacco.

Loose cigarette tobacco designed for use with cigarette tubes and filled via a tobacco tubing machine.

Other Information

Forward looking statements

This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

In particular, these forward-looking statements include, among other statements, statements regarding the BAT Group’s future financial performance, second-half 2019 New Category revenue, planned product launches and future regulatory developments, as well as: (i) certain statements in the Performance Review section (pages 6 to 8); (ii) certain statements in the Regional Review section (pages 9 to 12); (iii) certain statements under the headings “UK Pension Fund – Buy In”, “Update on Quebec Class Action” and “Going Concern” (pages 18 to 20); (iv) certain statements in the Notes to the Interim Financial Statements section (pages 30 to 45), including the Liquidity and Contingent Liabilities and Financial Commitments sections; and (v) certain statements in the Other Information section (pages 76 to 82), including the Non-GAAP Measures section.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual future financial condition, performance and results to differ materially from the plans, goals, expectations and results expressed in the forward-looking statements and other financial and/or statistical data within this announcement. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; changes in domestic or international tax laws and rates; adverse litigation and dispute outcomes and the effect of such outcomes on the Group’s financial condition; changes or differences in domestic or international economic or political conditions; adverse decisions by domestic or international regulatory bodies; the impact of market size reduction and consumer down-trading; translational and transactional foreign exchange rate exposure; the impact of serious injury, illness or death in the workplace; the ability to maintain credit ratings and to fund the business under the current capital structure; the inability to develop, commercialise and roll-out Potentially Reduced-Risk Products; and changes in the market position, businesses, financial condition, results of operations or prospects of the Group.

It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and the Group undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of BAT for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT.

Additional information concerning these and other factors can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F filed on 15 March 2019 and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the British American Tobacco website www.bat.com.

Paul McCrory

Secretary

31 July 2019

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

Wednesday 11 December 2019	Pre-close Trading Update
Thursday 27 February 2020	Preliminary Statement 2019

PROPOSED DATES FOR QUARTERLY DIVIDEND PAYMENTS FOR THE YEAR ENDING 31 DECEMBER 2019

Event	Payment No. 1	Payment No. 2	Payment No. 3	Payment No. 4
Last day to trade (JSE)	24 March 2020	7 July 2020	29 September 2020	14 December 2020
Ex-dividend date (JSE)	25 March 2020	8 July 2020	30 September 2020	15 December 2020
Ex-dividend date (LSE and NYSE)	26 March 2020	9 July 2020	1 October 2020	17 December 2020
Record date (JSE, LSE and NYSE)	27 March 2020	10 July 2020	2 October 2020	18 December 2020
Payment date (LSE and JSE)	13 May 2020	19 August 2020	12 November 2020	3 February 2021
ADS payment date (NYSE)	18 May 2020	24 August 2020	17 November 2020	8 February 2021

Notes:

(1) A complete timetable for the quarterly dividend payments for the year ending 31 December 2019 and the declared amount will be included in the Preliminary Results Announcement in February 2020.

(2) The dates set out above may be subject to any changes to public holidays arising and changes or revisions to the LSE, JSE and NYSE timetables. Any confirmed changes to the dates will be announced.

CORPORATE INFORMATION

Premium listing

London Stock Exchange (Share Code: BATS; ISIN: GB0002875804)

Computershare Investor Services PLC

The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, UK

tel: 0800 408 0094; +44 370 889 3159

Share dealing tel: 0370 703 0084 (UK only)

Your account: www.computershare.com/uk/investor/bri

Share dealing: www.computershare.com/dealing/uk

Web-based enquiries: www.investorcentre.co.uk/contactus

Secondary listing

JSE (Share Code: BTI)

Shares are traded in electronic form only and transactions settled electronically through Strate.

Computershare Investor Services Proprietary Limited

PO Box 61051, Marshalltown 2107, South Africa

tel: 0861 100 634; +27 11 870 8216

email enquiries: web.queries@computershare.co.za

Sponsor for the purpose of the JSE

UBS South Africa (Pty) Ltd

American Depositary Receipts (ADRs)

NYSE (Symbol: BTI; CUSIP Number: 110448107)

BAT’s shares are listed on the NYSE in the form of American Depositary Shares (ADSs) and these are evidenced by American Depositary Receipts (ADRs), each one of which represents one ordinary share of British American Tobacco p.l.c.  Citibank, N.A. is the depositary bank for the sponsored ADR programme.

Citibank Shareholder Services

PO Box 43077, Providence, Rhode Island 02940-3077, USA

tel: +1 888 985 2055 (toll-free) or +1 781 575 4555

email enquiries: citibank@shareholders-online.com

website: www.citi.com/dr

Publications

British American Tobacco Publications

Unit 80, London Industrial Park, Roding Road, London E6 6LS, UK

tel: +44 20 7511 7797; facsimile: +44 20 7540 4326

e-mail enquiries: bat@team365.co.uk or the Company’s Representative office in South Africa using the contact details shown below.

British American Tobacco p.l.c.

Registered office

Globe House, 4 Temple Place, London, WC2R 2PG, UK

tel: +44 20 7845 1000; facsimile: +44 20 7240 0555

British American Tobacco p.l.c. is a public limited company which is listed on the London Stock Exchange, New York Stock Exchange and the JSE Limited in South Africa. British American Tobacco p.l.c. is incorporated in England and Wales (No. 3407696) and domiciled in the UK.

British American Tobacco p.l.c.

Representative office in South Africa

Waterway House South

No 3 Dock Road, V&A Waterfront, Cape Town 8000

South Africa

PO Box 631, Cape Town 8000, South Africa

tel: +27 21 003 6712

DEFINITIONS and GLOSSARY

The following is a summary of the key definitions and terms used within this report:

Term	Definition
AMSSA	Americas (excluding US) and Sub-Saharan Africa. The key markets are: Argentina, Brazil, Canada, Chile, Colombia, Mexico, Nigeria, South Africa
APME	Asia Pacific and Middle East. The key markets are: Australia, Bangladesh, Gulf Cooperation Council, Indonesia, Iran, Iraq, Japan, Malaysia, New Zealand, Pakistan, South Korea, Taiwan, Vietnam
British American Tobacco, BAT, Group, we, us and our

When the reference denotes an opinion, this refers to British American Tobacco p.l.c. and when the reference denotes tobacco business activity this refers to British American Tobacco Group operating companies, either collectively or individually, as the case may be.

ENA

Europe and North Africa. The Key Markets are:

Algeria, Belgium, Czech Republic, Egypt, Denmark, France, Germany, Italy, Kazakhstan, Morocco, the Netherlands, Poland, Romania, Russia, Spain, Switzerland, Turkey, United Kingdom, Ukraine

Modern Oral	Includes EPOK, Lyft, Velo and other modern white snus
New Categories	Includes vapour, THP and Modern Oral
PRRP	Potentially Reduced-Risk Products – THP, vapour, Modern Oral and Traditional Oral categories
RAI	Reynolds American Inc.
RAI Group	RAI, together with its subsidiaries
Strategic combustible and THP brands	Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Natural American Spirit (US), Camel (US), glo and Neo
Strategic Portfolio

Includes Kent, Dunhill, Lucky Strike, Pall Mall, Rothmans, Newport, Natural American Spirit (US), Camel (US), Vype, Vuse, glo, Neo, Chic, Ten Motives, ViP, EPOK, Lyft, Velo, Granit, Mocca, Grizzly, Camel Snus, Kodiak

THP	Tobacco heating products, which include glo and our hybrid products
Traditional Oral	Moist Snuff (Granit, Mocca, Grizzly, Kodiak) and other traditional snus products (including Camel Snus)
US	United States of America
Volume share	The amount of volume of the product sold as a proportion of the total volume sold in the industry / category / market
Value share	The retail sales value of the product sold as a proportion of total retail sales value in that category
Vapour	Rechargeable, battery-powered devices that heat liquid formulations – e-liquids – to create a vapour which is inhaled. Vapour products include Vype, Vuse, Chic, ViP and Ten Motives

Based on the available science, PRRPs have been shown to be reduced-risk; are likely to be reduced-risk; or may have the potential to be reduced-risk, in each case if switched to exclusively as compared to continuing to smoke cigarettes.*

*Our vapour product Vuse, and oral products Grizzly, Camel Snus, Kodiak and Velo, which are only sold in the US, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.